                                                Filed Pursuant to Rule 424(B)(5)
                                                Registration No.   333-38409
                                                                 -------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION  +
+PURSUANT TO RULE 424 UNDER THE SECURITIES ACT OF 1933. A REGISTRATION         +
+STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE + +SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES + +ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT WILL BE DELIVERED TO PURCHASERS OF +
+THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND PROSPECTUS SHALL NOT         +
+CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL +
+THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER,       +
+SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION +
+UNDER THE SECURITIES LAWS OF ANY SUCH STATE.                                  +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION--DATED MARCH 11, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MARCH 11, 1998)

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                                2,500,000 Shares
[LOGO OF CRIIMI MAE
 APPEARS HERE]                  CRIIMI MAE INC.
                                  Common Stock
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CRIIMI MAE Inc. ("CRIIMI MAE" or the "Company") is a fully integrated commercial mortgage company structured as a self-administered real estate investment trust ("REIT"). CRIIMI MAE's primary activities include (i) acquiring non-investment grade subordinated securities backed by first mortgage loans on multifamily properties and other commercial real estate ("Subordinated CMBS") and (ii) originating, servicing, and securitizing commercial mortgage loans and commercial mortgage backed securities ("CMBS"). CRIIMI MAE believes that its focus on acquiring Subordinated CMBS, together with its expertise in underwriting, servicing and originating commercial mortgage loans and CMBS, has enabled the Company to take advantage of the rapid growth in the securitization of debt backed by commercial mortgage loans. As of December 31, 1997, CRIIMI MAE's approximately $1.9 billion portfolio of assets included approximately $1.1 billion of CMBS and approximately $605 million of interests in government insured or guaranteed mortgages secured by multifamily housing complexes located throughout the United States ("Government Insured Mortgage Assets"). LOGO

The 2,500,000 shares of common stock of the Company, par value $.01 per share (the "Common Stock" or "Common Shares"), offered hereby (the "Offering") are being sold by the Company. The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "CMM." The last reported sales price of the Common Stock on the NYSE on March 11, 1998 was $15.625 per share. See "Price Range of Common Shares and Dividends."

The shares of Common Stock are subject to certain restrictions on ownership designed to preserve the Company's status as a REIT for federal income tax purposes. See "Description of Capital Stock -- Common Shares -- Restrictions on Ownership and Transfer" in the accompanying Prospectus.

SEE "RISK FACTORS" ON PAGES S-8 TO S-13 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO
  WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                                       Underwriting
                                             Price to Discounts and  Proceeds to
                                              Public  Commissions(1) Company(2)
--------------------------------------------------------------------------------
Per Share..................................    $           $             $
--------------------------------------------------------------------------------
Total(3)...................................   $           $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated to be $100,000.
(3) The Company has granted the Underwriters a 30-day over-allotment option to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth above. If all such shares are purchased by the
    Underwriters, the total Price to Public will be $    , the total
    Underwriting Discounts and Commissions will be $     and the total Proceeds
    to Company will be $    . See "Underwriting."
--------------------------------------------------------------------------------

The shares of Common Stock are offered by the Underwriters, subject to delivery by the Company and acceptance by the Underwriters, to prior sale and to withdrawal, cancellation or modification of the offer without notice. Delivery of the shares to the Underwriters is expected to be made through the facilities of the Depository Trust Company, New York, New York, on or about March , 1998.

PRUDENTIAL SECURITIES INCORPORATED        FRIEDMAN, BILLINGS, RAMSEY & CO., INC.


March  , 1998

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OR THE SERIES B PREFERRED STOCK, INCLUDING PURCHASES OF THE COMMON STOCK OR SERIES B PREFERRED STOCK TO STABILIZE THEIR MARKET PRICES AND PURCHASES OF COMMON STOCK TO COVER SOME OR ALL OF A SHORT POSITION AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                    SUMMARY

  The following information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the detailed information and financial statements, including the notes thereto incorporated herein by reference. Unless the context otherwise requires, references herein to CRIIMI MAE or the Company include CRIIMI MAE Inc. and each of its subsidiaries. All information in this Prospectus Supplement assumes that the Underwriters' over-allotment option will not be exercised.

                                  THE COMPANY

  CRIIMI MAE is a fully integrated commercial mortgage company structured as a self-administered real estate investment trust ("REIT") and is one of the largest publicly traded REITs focused primarily on the commercial mortgage backed securities ("CMBS") market. CRIIMI MAE's primary activities include (i) acquiring non-investment grade subordinated securities backed by first mortgage loans on multifamily properties and other commercial real estate ("Subordinated CMBS") and (ii) originating, servicing and securitizing commercial mortgage loans and CMBS. CRIIMI MAE believes that its focus on acquiring Subordinated CMBS, together with its expertise in underwriting, servicing and originating commercial mortgage loans, has enabled the Company to take advantage of the rapid growth in the securitization of debt backed by commercial mortgage loans. William B. Dockser, the Company's Chairman of the Board, and H. William Willoughby, the Company's President, have led CRIIMI MAE since its formation in 1989. The Company currently has over 170 employees, and the eight members of the Company's senior management average over 20 years of experience in a wide range of real estate activities. During the year ended December 31, 1997, the Company purchased CMBS with an aggregate face amount of approximately $803 million for an aggregate purchase price of approximately $554 million, and from January 1, 1998 through March 11, 1998, the Company has purchased CMBS with an aggregate face amount of approximately $171.2 million for an aggregate purchase price of approximately $123.8 million. As of December 31, 1997, CRIIMI MAE's approximately $1.9 billion portfolio of assets included approximately $1.1 billion of CMBS and approximately $605 million of interests in government insured or guaranteed mortgages secured by multifamily housing complexes located throughout the United States ("Government Insured Mortgage Assets").

  When acquiring CMBS, CRIIMI MAE focuses on classes of CMBS that are rated below investment grade by one or more rating agencies (i.e., equivalent to CMBS rated BB or lower by Standard and Poor's Rating Services ("Standard and Poor's")), including the most subordinate class of a CMBS issuance which typically is not rated. Generally, the Company has purchased Subordinated CMBS at a discount to face value. CRIIMI MAE generally acquires Subordinated CMBS in privately negotiated transactions, which allows CRIIMI MAE to perform due diligence on the mortgage loans underlying the CMBS as well as the underlying real estate prior to consummating the purchase, thus mitigating certain risks associated with purchasing Subordinated CMBS. See "CRIIMI MAE--Subordinated CMBS Acquisitions."

  The Company also originates commercial mortgage loans which it intends to securitize by issuing CMBS backed by pools of such loans. In conjunction with its securitizations, CRIIMI MAE will acquire and retain the mortgage loans on its books. The Company will finance a portion of the loans by creating and placing investment grade securities backed by such loans with investors through securitizations. The Company will retain the balance of the cash flow attributable to the loans after all debt service is paid. CRIIMI MAE believes that its "No-Lock" loan origination program gives it a significant advantage in negotiating new loans because it enables CRIIMI MAE to offer loans which do not prohibit borrowers from prepaying their loans. CRIIMI MAE's origination activities generate additional income for the Company in the form of origination and servicing fees, increase the size of the Company's servicing portfolio and, upon a successfully completed securitization, increase the Company's portfolio of mortgage assets. The Company has four origination offices located in Rockville, Maryland; Memphis, Tennessee; Boston, Massachusetts; and San Francisco, California. The Company expects to open two additional origination offices in 1998. As of December 31, 1997, CRIIMI MAE originated over $210 million of commercial mortgage loans under its "No-Lock" program. Additionally, from January 1, 1998 through February 28, 1998, the Company originated approximately $82 million of commercial mortgage loans. Substantially all of these mortgage loans, as well as those to be originated in March 1998, will be included in the Company's anticipated securitization during the second quarter of 1998. See "CRIIMI MAE--Loan Origination Activities."

  As of December 31, 1997, CRIIMI MAE's affiliate, CRIIMI MAE Services Limited Partnership ("CMSLP"), was responsible for a variety of servicing functions on a mortgage loan portfolio of approximately $16.5 billion of collateral underlying CRIIMI MAE's CMBS and certain government insured mortgage loans and other mortgage assets, as compared to approximately $6.4 billion as of December 31, 1996. These functions primarily include special servicing and other asset monitoring services for substantially all of the collateral underlying CRIIMI MAE's CMBS assets. Providing these services allows CRIIMI MAE to inspect and monitor loan performance and manage any issues concerning such loans. In addition, for a portion of its servicing portfolio, CRIIMI MAE performs master servicing (on a pool of approximately $2.2 billion) and other loan servicing which entails gathering data from other servicers or borrowers and reporting to investor trustees. As of December 31, 1997, the weighted average fee earned from servicing functions was approximately four basis points on the total servicing portfolio of $16.5 billion. See "CRIIMI MAE--Mortgage Loan Servicing Operations."

                               BUSINESS STRATEGY

  CRIIMI MAE believes that its position as a leading purchaser of Subordinated CMBS combined with its commercial loan servicing and origination capabilities and its access to the capital markets, provides the Company with a competitive advantage to capitalize on current opportunities existing in the securitized debt market. Significant elements of CRIIMI MAE's current business strategy are summarized below:

 . INCREASE SUBORDINATED CMBS PORTFOLIO. CRIIMI MAE intends to acquire additional Subordinated CMBS for an aggregate purchase price of at least $600 million in 1998, which the Company believes is and will continue to be an attractive real estate investment opportunity. The Company believes that its loan origination, servicing and underwriting capabilities are competitive advantages as the Company competes against other investors for the acquisition of Subordinated CMBS. The Company also believes that CMBS issuances in 1998 will exceed CMBS issuances in 1997, creating greater investment opportunities for the Company.

 . ORIGINATE COMMERCIAL MORTGAGE LOANS. From January 1, 1998 through February
  28, 1998, the Company has originated approximately $82 million of commercial mortgage loans. Since the inception of the Company's origination activities, it has originated approximately $292 million of commercial mortgage loans. CRIIMI MAE expects to originate at least $1 billion of mortgage loans during 1998. CRIIMI MAE will continue its efforts to originate and/or acquire commercial mortgage loans which it intends to pool for securitization. In conjunction with its securitizations, CRIIMI MAE will acquire and retain the mortgage loans on its books. The Company will finance a portion of the loans by creating and placing investment grade securities backed by such loans with investors through securitizations. The Company will retain the balance of the cash flow attributable to the loans after all debt service is paid. The Company expects such securitizations to exceed $1 billion during 1998. CRIIMI MAE will also serve as master and special servicer for these loan pools.

 . EXPAND THE COMPANY'S SERVICING PORTFOLIO. Since the Company will retain the servicing rights for the mortgage loans it originates, as well as perform certain servicing functions in connection with its CMBS acquisitions, the Company's servicing portfolio is expected to increase accordingly. The additional servicing will provide the Company with the rights to actively oversee and manage its assets, as well as generate additional income.

 . RESECURITIZE SUBORDINATED CMBS. CRIIMI MAE intends to periodically resecuritize Subordinated CMBS. By resecuritizing a substantial portion of the Subordinated CMBS in its portfolio, CRIIMI MAE believes it will better match the maturities of its liabilities and assets as such resecuritization transactions allow the Company to refinance floating-rate, recourse debt with longer-term, fixed-rate non-recourse debt, and generate additional proceeds to fund growth. During the second quarter of 1998, CRIIMI MAE intends to resecuritize Subordinated CMBS with a face amount in excess of $1.5 billion, match-fund approximately one-third of the face amount of the Subordinated CMBS pledged, and generate excess proceeds to fund a portion of its 1998 business plan.

 . ACCESS CAPITAL MARKETS. The Company expects to periodically access the capital markets through a variety of sources in order to fund its business plan. Such sources may include additional issuances of Common Stock, preferred stock, including convertible preferred stock, and unsecured debt. In addition, the Company intends to continue using long-term, fixed-rate debt refinancings, repurchase agreements, unsecured working capital lines of credit and other borrowings to fund a portion of its mortgage assets.

                              RECENT DEVELOPMENTS

  During March 1998, the Company purchased Subordinated CMBS with a combined face amount of approximately $171.2 million for a total purchase price of approximately $123.8 million. These acquisitions related to Morgan Stanley Capital I Inc., Commercial Mortgage Pass-Through Certificates, Series 1998-WF1, with a face amount of approximately $93.1 million for a purchase price of approximately $68.4 million and J.P. Morgan Commercial Mortgage Finance Corp., Mortgage Pass-Through Certificates, Series 1998-C6, with a face amount of approximately $78.1 million for a purchase price of approximately $55.4 million.

  On February 23, 1998, CRIIMI MAE issued and sold 150,000 shares of the Company's Series C Cumulative Convertible Preferred Stock ("Series C Preferred Stock") to an institutional investor upon the exercise of a put option that CRIIMI MAE acquired from such institutional investor on March 19, 1997. Net proceeds to the Company of approximately $14.5 million were used to repay working capital lines, acquire Subordinated CMBS and fund commercial loan originations.

  In January 1998, CRIIMI MAE issued and sold publicly a total of 2,389,000 shares of the Company's Common Stock. Net proceeds to the Company of approximately $34.1 million were used to repay certain outstanding borrowings under the Company's working capital line of credit, acquire Subordinated CMBS and fund commercial loan originations.


                                  THE OFFERING

Common Stock Offered Hereby...........     2,500,000 shares

Common Stock to be Outstanding after      46,249,553 shares(1)
 the Offering.........................

Use of Proceeds.......................    Fund loan originations, purchase
                                          Subordinated CMBS and/or repay
                                          certain outstanding borrowings. See
                                          "Use of Proceeds."

NYSE Symbol...........................    CMM
--------
(1) Excludes approximately 3.5 million Common Shares reserved for issuance upon the exercise of options granted pursuant to CRIIMI MAE's stock option plans and existing employment agreements, and an indeterminate number of Common Shares issuable upon conversion of currently outstanding convertible preferred stock of CRIIMI MAE.

  Upon the closing of the Offering, CRIIMI MAE's directors and senior management will beneficially own approximately 7.2% of the outstanding Common Shares.

                                  RISK FACTORS

  Investors should consider the material risk factors involved in connection with an investment in the Common Stock and the impact to investors from various events which could adversely affect the Company's business. See "Risk Factors."

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of the Company as of and for each of the years in the five-year period ended December 31, 1997 have been derived from the consolidated financial statements of the Company, which have been audited by Arthur Andersen LLP, independent public accountants. The following selected financial data should be read in conjunction with, and are qualified by reference to, the Company's financial statements and the related notes thereto which are incorporated by reference herein.

                                         YEAR ENDED  DECEMBER 31,
                                 ---------------------------------------------
                                   1997     1996     1995      1994     1993
                                 --------  -------  -------  --------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Income:
  Mortgage income............... $ 49,425  $56,912  $66,115  $ 67,043  $50,270
  Income from Subordinated
   CMBS.........................   79,670   41,713   11,105       976      --
  Other income..................    6,222    7,330    4,848     3,423    6,180
                                 --------  -------  -------  --------  -------
    Total income................  135,317  105,955   82,068    71,442   56,450
                                 --------  -------  -------  --------  -------
Expenses:
  Interest expense..............   77,919   63,079   49,853    39,245   28,008
  Other operating expenses
   (including fees to related
   party).......................    9,582    7,791    7,190     8,040    7,354
  Amortization of assets
   acquired in the Merger.......    2,878    2,882    1,435       --       --
  Adjustment to hedges for
   valuation and sales(1).......       28      179    2,393       --       --
  Termination of interest rate
   swap.........................      --       --       --        --     4,890
  Provision for settlement of
   litigation...................      --       --      (656)     (557)   1,500
                                 --------  -------  -------  --------  -------
    Total expenses..............   90,407   73,931   60,215    46,728   41,752
                                 --------  -------  -------  --------  -------
Operating income................   44,910   32,024   21,853    24,714   14,698
Net gains from mortgage
 dispositions...................   17,343    9,601    1,502    12,999    7,358
Gain on sale of shares of
 subsidiary.....................      --       --       --        --     3,281
Minority interests..............   (8,065)  (6,386)  (4,821)  (11,703)  (9,580)
                                 --------  -------  -------  --------  -------
Net income...................... $ 54,188  $35,239  $18,534  $ 26,010  $15,757
                                 --------  -------  -------  --------  -------
Preferred dividends.............   (6,473)  (3,526)     --        --       --
                                 --------  -------  -------  --------  -------
Net income available to common
 shareholders................... $ 47,715  $31,713  $18,534  $ 26,010  $15,757
                                 ========  =======  =======  ========  =======
Earnings per share--Basic....... $   1.29  $  1.03  $  0.65  $   1.07  $  0.78
                                 ========  =======  =======  ========  =======
Earnings per share--Diluted..... $   1.25  $  1.03  $  0.65  $   1.07  $  0.78
                                 ========  =======  =======  ========  =======
Weighted average shares
 outstanding--Basic.............   36,993   30,665   28,414    24,249   20,184
                                 ========  =======  =======  ========  =======

                                               AS OF DECEMBER 31,
                             --------------------------------------------------
                                1997       1996       1995      1994     1993
                             ---------- ---------- ---------- -------- --------
                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Mortgage Assets:
  Mortgages at fair
   value and mortgage
   security collateral,
   at amortized cost....     $  605,114 $  691,110 $  807,113 $857,589 $741,591
  Subordinated CMBS.....      1,114,480    564,335    278,401   38,858      --
  Other Assets..........        153,711    111,800    117,789   58,603   67,110
                             ---------- ---------- ---------- -------- --------
    Total Assets........      1,873,305  1,367,245  1,203,303  955,050  808,701
                             ---------- ---------- ---------- -------- --------
Debt and Other
 Liabilities:
  Secured Debt:
   Securitized Mortgage
    Obligations(2)......        696,425    732,222    645,261      --       --
   Repurchase
    Agreements-
    Subordinated CMBS...        585,379    241,138    187,947   24,892      --
   Other................          3,250      8,898     21,228  602,356  479,045
                             ---------- ---------- ---------- -------- --------
    Total Secured Debt..      1,285,054    982,258    854,436  627,248  479,045
  Unsecured Debt........        129,878        --         --       --       --
  Other Liabilities.....         12,460     11,798     10,929    8,143    5,967
                             ---------- ---------- ---------- -------- --------
    Total Debt and Other
     Liabilities........      1,427,392    994,056    865,365  635,391  485,012
Minority Interest.......            932     26,518     52,234   69,617  108,400
Shareholders'
 Equity(3)..............     $  444,981 $  346,671 $  285,704 $250,042 $215,289

                                          YEAR ENDED DECEMBER 31,
                             --------------------------------------------------
                                1997       1996       1995      1994     1993
                             ---------- ---------- ---------- -------- --------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER DATA:
Tax basis income
 available to common
 shareholders(4)........     $   54,068 $   39,007 $   25,288 $ 29,606 $ 23,015
Tax basis income per
 share(4)...............           1.45       1.27       0.89     1.17     1.14


--------
(1) In connection with the 1995 refinancings of a significant portion of CRIIMI MAE's short-term, floating-rate debt with long-term, fixed-rate debt, which resulted in a closer match of the maturities of CRIIMI MAE's assets and liabilities and reduced CRIIMI MAE's exposure to fluctuations in short-term interest rates, CRIIMI MAE was required to adjust the carrying value of certain interest rate caps to fair value for financial statement purposes. Additionally, in connection with these refinancings, two interest rate caps with a notional amount of $100 million were sold during 1995, resulting in a loss, and a portion of the deferred financing fees was written off.
(2) Securitized Mortgage Obligations represent fixed rate debt with principal amortization and maturities matched to a corresponding amount of assets. Total collateral for such fixed rate debt was approximately $917.9 million, $954.4 million and $674.3 million as of December 31, 1997, 1996 and 1995, respectively. See "CRIIMI MAE--Financing Strategy--Repurchase Agreement and Match Funding Financing."
(3) Includes net unrealized gains on certain mortgage assets and interest only CMBS of approximately $1.1 million as of December 31, 1997, $8.9 million as of December 31, 1996, $16.1 million as of December 31, 1995 and $10.3 million as of December 31, 1994 which are classified as available for sale.
(4) As further described in "Certain United States Federal Income Tax Considerations," distributions to common stockholders are based on taxable income. The differences between net income determined in accordance with GAAP and taxable income are described in the Company's financial statements and notes thereto, which are incorporated herein by reference.

                                 RISK FACTORS

  Before investing in the shares of Common Stock offered hereby, prospective investors should give special consideration to the information set forth below, in addition to the information set forth elsewhere in this Prospectus Supplement and in the accompanying Prospectus.

  Certain statements included or incorporated by reference herein and in the accompanying Prospectus constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and are subject to a number of risks and uncertainties. Any such forward-looking statements contained or incorporated by reference herein or in the accompanying Prospectus should not be relied upon as predictions of future events. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "are expected to," "will," "will allow," "will continue," "will likely result," "should," "would be," "seeks," "approximately," "intends," "plans," "projects," "pro forma," "estimates" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. In addition, all information included or incorporated by reference herein or in the accompanying Prospectus with respect to projected or future results of operations, financial condition, financial performance or other financial or statistical matters constitute such forward-looking statements. Such forward-looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and that may be incapable of being realized. In that regard, the following factors, among others and in addition to the matters discussed below under "Risk Factors" and elsewhere in this Prospectus Supplement, the accompanying Prospectus and the documents incorporated or deemed to be incorporated by reference herein or therein, could cause actual results and other matters to differ materially from those in such forward-looking statements: changes in interest rates; changes in the availability of Subordinated CMBS for acquisition, the purchase price for such assets and the extent of defaults and unrecoverable losses on the mortgage loans underlying such Subordinated CMBS; changes in conditions in the capital markets, including the availability of and terms of debt financing; and changes in regional and national business and economic conditions, including, without limitation, conditions affecting the market for commercial real estate and inflation. As a result of the foregoing, no assurance can be given as to future results of operations or financial condition or as to any other matters covered by any such forward-looking statements, and the Company wishes to caution prospective investors not to rely on any such forward-looking statements. The Company does not undertake, and specifically disclaims any obligation, to update any forward-looking statements, which speak only as of the date made.

  RISKS OF OWNING SUBORDINATED CMBS. The Subordinated CMBS tranches owned by CRIIMI MAE provide credit support to the more senior tranches of the related commercial securitization. Principal from the underlying mortgage loans generally is allocated first to the senior tranches, with the most senior tranche having a priority right to the cash flow from the mortgage loans until its payment requirements are satisfied. Any remaining principal is allocated generally among the other tranches in order of their relative seniority. In the absence of defaults or interest shortfalls, all tranches receive interest. To the extent there are defaults and unrecoverable losses on the underlying mortgage loans, resulting in reduced cash flows, the most subordinate tranche will be the first to bear this loss. To the extent there are losses in excess of the most subordinate tranche's stated right to principal and interest, then the remaining tranches will bear such losses in order of their relative subordination. CRIIMI MAE owns the most subordinate tranches and therefore will be first to bear any such losses.

  CRIIMI MAE's estimated returns on its Subordinated CMBS are based upon a number of assumptions that are subject to certain business and economic uncertainties and contingencies. Examples of these include the prevailing interest rates on the floating rate debt used to finance a portion of the Subordinated CMBS, interest payment shortfalls due to delinquencies on the underlying mortgage loans, the ability to renew repurchase agreements and the terms of any such renewed agreements and the availability of alternative financing. Further examples include the timing and magnitude of credit losses on the mortgage loans underlying the Subordinated CMBS that are a result of, among other things, the general condition of the real estate market (including competition for tenants and their related credit quality), the effect of the rate of loan prepayments on the value of interest only strips and changes in market rental rates.

  In addition, CRIIMI MAE's ability to achieve its stated goal to increase recurring earnings through the acquisition of additional Subordinated CMBS is subject to a number of assumptions that are currently subject to certain business and economic uncertainties and contingencies, including, without limitation, continued availability of a sufficient volume of Subordinated CMBS, the availability of financing, higher purchase prices for Subordinated CMBS and increased competition among purchasers of Subordinated CMBS. To the extent the Company sustains losses relating to its Subordinated CMBS or is unable to purchase sufficient levels of Subordinated CMBS to meet its business objectives, the Company's financial results may be adversely affected. See "The Portfolio--Subordinated CMBS."

  IMPACT OF CHANGES IN INTEREST RATES. Fluctuations in interest rates will affect the value of CRIIMI MAE's mortgage assets and could affect its financial results through increased cost of funds on CRIIMI MAE's floating rate debt. However, as of December 31, 1997, approximately 87% of CRIIMI MAE's outstanding floating rate debt was hedged with interest rate cap agreements that have a weighted average strike price of approximately 6.6%, which partially limit the impact of rising interest rates on the Company's remaining floating rate debt. When CRIIMI MAE's interest rate cap agreements expire, it may have interest rate risk to the extent interest rates increase on any floating rate borrowings unless the interest rate cap agreements are replaced or other steps are taken to mitigate this risk. It is CRIIMI MAE's policy to hedge at least 75% of its floating rate debt, although there can be no assurance that it will be able to do so. As of December 31, 1997, the weighted average remaining term for CRIIMI MAE's interest rate cap agreements was approximately 1.9 years.

  Changes in interest rates can have a variety of effects on CRIIMI MAE's other lines of business. In particular, changes in interest rates may affect the volume of loan originations and acquisitions and the value of the Company's servicing portfolio. Such changes may also affect the Company's ability to raise capital on acceptable terms, which may affect the Company's ability to purchase additional Subordinated CMBS. During periods of declining interest rates, the Company may experience an increase in loan originations because of increased commercial real estate activity and, in particular, refinancing activity. Increases in interest rates may adversely affect refinancing activity, which could adversely affect the Company's origination activities. Any adverse effect on the amount of loans originated will adversely affect the Company's ability to securitize such loans through CMBS issuances.

  In addition, the value of the Company's servicing portfolio may be adversely affected if mortgage interest rates decline and loan prepayments increase. In periods of declining interest rates, the economic advantages to borrowers of refinancing mortgage loans increase, and increases in the rate of mortgage loan prepayments reduce the period during which CRIIMI MAE receives servicing income from such loans. Interest rate changes can also adversely affect the Company's ability to sell servicing rights to a third party as well as the proceeds received from such sales.

  SUBSTANTIAL LEVERAGE. CRIIMI MAE has significant debt service obligations. As of December 31, 1997, the Company and its subsidiaries had total indebtedness of approximately $1.4 billion, of which approximately
$1.3 billion was secured indebtedness of the Company and its subsidiaries. Of the total secured indebtedness of the Company and its subsidiaries, approximately $696.4 million was non-recourse indebtedness of the Company's subsidiaries. See "Capitalization."

  CRIIMI MAE may incur additional indebtedness in the future, subject to certain limitations contained in the instruments governing its indebtedness. CRIIMI MAE's ability to incur additional debt depends upon, among other things, the amount of its unencumbered assets, which is linked to prevailing interest rates, and changes in the credit quality of encumbered assets underlying existing debt. In certain circumstances, including among other things, increases in interest rates, changes in market spreads, or decreases in credit quality of underlying assets, CRIIMI MAE would be required to provide additional collateral in connection with its short term, floating rate debt arrangements. From time to time, the Company has been required to fund such additional collateral needs. In each instance and currently, the Company has had adequate unencumbered assets to meet its operating, investing and financing requirements, and management continually monitors the levels of unencumbered assets. However, no assurance can be made that such levels of unencumbered assets will continue to be available.

  ABILITY TO SERVICE DEBT. CRIIMI MAE's ability to satisfy its interest payment obligations under its indebtedness will depend largely on its future performance, which, in turn, is subject to prevailing economic conditions and to financial, business and other factors beyond its control, including levels of interest rates.

  The Company's ability to achieve its strategic objectives depends not only on its ability to borrow money in sufficient amounts and on favorable terms but also on its ability to renew or replace on a continuous basis its maturing short term borrowings. CRIIMI MAE's business strategy relies in part on short term borrowings to fund acquisitions of long term mortgage assets, including Subordinated CMBS. If CRIIMI MAE is unable to fund additional collateral needs as discussed above, or renew or replace maturing borrowings, the Company could be required to sell, under adverse market conditions, a portion of its mortgage assets, and could incur losses as a result. Furthermore, a limited secondary market for Subordinated CMBS currently exists and there can be no assurance that one will fully develop, thereby limiting the Company's ability to dispose of its Subordinated CMBS in such situations. Also, if CRIIMI MAE is unable to complete additional resecuritizations or other refinancings of its Subordinated CMBS, CRIIMI MAE would be required to rely more heavily on short term borrowings, such as repurchase agreements or other sources of financing. There can be no assurance, however, that such financing would be available on terms acceptable to the Company, if at all.

  NEED FOR ADDITIONAL FINANCING. The Company's ability to execute its business strategy, including the acquisition of additional Subordinated CMBS and the expansion of its servicing portfolio, loan origination and securitization program, depends to a significant degree on its ability to obtain additional indebtedness and equity capital. Factors which could affect the Company's access to the capital markets, or the costs of such capital, include changes in interest rates, general economic conditions and the perception in the capital markets of the Company's business, results of operations, leverage, financial condition and business prospects. Each of these factors is to a large extent subject to economic, financial, competitive and other factors beyond the Company's control. The Company's ability to repay its outstanding indebtedness at maturity may depend on its ability to refinance such indebtedness, which could be adversely affected if the Company does not have access to the capital markets for the sale of additional debt or equity securities through public offerings or private placements on terms reasonably satisfactory to the Company.

  MANAGEMENT OF GROWTH. Key elements of CRIIMI MAE's business strategy include an expansion of its commercial loan origination and servicing businesses and continued purchases of Subordinated CMBS. The rapid entry by the Company into these business lines and the growth in its portfolio of Subordinated CMBS have resulted, and will continue to result, in increased demands on the Company's personnel and systems. CRIIMI MAE's ability to support, manage and control continued growth is dependent upon, among other things, its ability to hire, train, supervise and manage its workforce and to continue to develop the skills necessary for CRIIMI MAE to compete successfully in these areas. There can be no assurance that the Company will be able to successfully meet these challenges. In addition, the Company's business is substantially dependent upon certain key members of its senior management team. The loss of any such officer may have an adverse effect on the Company.

  Moreover, although the Company plans to devote substantial resources to the expansion of its loan origination program, there can be no assurance that the Company will succeed in expanding its loan originations or that the program will provide any of the benefits anticipated by the Company.

  CERTAIN COMMERCIAL LOAN ORIGINATION AND SERVICING RISKS. When borrowers are delinquent in making monthly payments on commercial mortgage loans serviced by the Company, the Company may be required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from collections or recoveries on the loans in the related pool in the succeeding month. In the ordinary course of its business, the Company may be subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees and officers of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business.

  RISKS OF SECURITIZATION. A principal element of CRIIMI MAE's business strategy is its ability to securitize mortgage loans originated by the Company and to resecuritize Subordinated CMBS in order to match the maturities of its commercial mortgage assets with the liabilities secured by such assets. Adverse changes in the secondary market for CMBS or changes in the interest rate environment could impair CRIIMI MAE's ability to securitize its commercial mortgage assets, which may adversely affect the Company's business and operating results. Moreover, the Company's ability to securitize commercial mortgage assets or resecuritize Subordinated CMBS is dependent upon, among other things, the availability of sufficient assets for securitization. If the Company is unable to accumulate sufficient commercial mortgage assets or Subordinated CMBS, or if the Company is delayed in accumulating such assets, the Company's securitization strategy may be adversely affected.

  RISKS OF HEDGING TRANSACTIONS. CRIIMI MAE has in the past and may in the future enter into interest rate protection agreements used for hedging purposes. While intended to reduce the effects of volatility in interest rate movements, such transactions could cause CRIIMI MAE to recognize losses depending on the terms of the instrument and the interest rate movement. There can also be no assurance that the Company will be able to enter into hedging transactions on terms which are acceptable to the Company.

  COMPETITION. All of the business lines in which CRIIMI MAE operates are highly competitive. Some of the Company's principal competitors in certain business lines are substantially larger and better capitalized than the Company. Because of these resources, these companies may be better able than CRIIMI MAE to increase servicing and loan origination activities, to acquire Subordinated CMBS, to pursue new business opportunities or to survive periods of industry consolidation.

  Acquisitions of Subordinated CMBS are often based on competitive bidding, where there are dangers of bidding too low (which generates no business), as well as of bidding too high (which could win the Subordinated CMBS at an economically unattractive price). In addition, the increasing competition in this business line and the tightening of interest rate spreads has caused the Company to experience decreasing profit margins in its Subordinated CMBS business in order to remain a competitive bidder for such assets.

  The Company also encounters significant competition in its other business lines. The commercial mortgage banking business is highly fragmented with certain large national competitors and significant localized competition. In addition, within the commercial loan origination and securitization business, access to and the cost of capital are critical to the Company's ability to compete. The Company must compete with numerous competitors, many of whom have superior access to capital sources and can arrange or obtain lower cost capital for customers.

  FUTURE REVISIONS IN POLICIES AND STRATEGIES AT THE DISCRETION OF THE BOARD OF DIRECTORS. CRIIMI MAE's Board of Directors has established the Company's acquisition and operating policies and strategies. Any such policies or strategies may be modified or waived by the Board of Directors without stockholder consent.

  INVESTMENT COMPANY ACT RISK. The Company intends to conduct its business so as not to become regulated as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Under the Investment Company Act, a non-exempt entity that is an investment company is required to register with the Securities and Exchange Commission ("SEC") and is subject to extensive, restrictive and potentially adverse regulation relating to, among other things, operating methods, management, capital structure, dividends and transactions with affiliates. The Investment Company Act exempts entities that are "primarily engaged in the business of purchasing or otherwise acquiring mortgages and other liens on and interests in real estate" ("Qualifying Interests"). Under current interpretation by the staff of the SEC, to qualify for this exemption, CRIIMI MAE, among other things, must maintain at least 55% of its assets in Qualifying Interests. Pursuant to such SEC staff interpretations, CRIIMI MAE's Government Insured Mortgage Assets are Qualifying Interests, but such investments as of December 31, 1997 comprised only approximately 32% of the Company's assets. As of December 31, 1997, CMBS comprised approximately 59% of CRIIMI MAE's assets. The Company will acquire Subordinated CMBS only when such mortgage assets are collateralized by pools of first mortgage loans, when the Company can monitor the performance of the underlying mortgage loans through loan management and servicing rights, and when the Company has appropriate workout/foreclosure rights with respect to the underlying mortgage loans. When such arrangements exist, CRIIMI MAE believes that the related Subordinated CMBS constitute Qualifying Interests for purposes of the Investment Company Act. Therefore, CRIIMI MAE believes that it should not be required to register as an "investment company" under the Investment Company Act as long as it continues to invest primarily in such Subordinated CMBS and/or in other Qualifying Interests. However, if the SEC or its staff were to take a different position with respect to whether CRIIMI MAE's Subordinated CMBS constitute Qualifying Interests, the Company could be required to modify its business plan so that either (i) it would not be required to register as an investment company or (ii) it would comply with the Investment Company Act and be able to register as an investment company. In such event, (i) modification of the Company's business plan so that it would not be required to register as an investment company would likely entail a disposition of a significant portion of the Company's Subordinated CMBS or the acquisition of significant additional assets, such as Government Insured Mortgage Assets or mortgage loans, which are Qualifying Interests or (ii) modification of the Company's business plan to register as an investment company would be required, which would result in significantly increased operating expenses and would likely entail significantly reducing the Company's indebtedness (including the possible prepayment of the Company's repurchase agreement financing and/or the Company's senior unsecured notes), which could also require it to sell a significant portion of its assets. No assurances can be given that any such dispositions or acquisitions of assets, or deleveraging, could be accomplished on favorable terms. Any such modification of the Company's business plan could have a material adverse effect on the Company. Further, if it were established that the Company were an unregistered investment company, there would be a risk that the Company would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that the Company would be unable to enforce contracts with third parties and that third parties could seek to obtain recission of transactions undertaken during the period it was established that the Company was an unregistered investment company.

  CERTAIN TAX CONSIDERATIONS. REIT Status. CRIIMI MAE has qualified and intends to continue to qualify as a REIT under Sections 856-860 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Although CRIIMI MAE believes that it has operated and will continue to operate in such a manner, no assurance can be given that the Company was organized or has operated, or will be able to continue to operate, in a manner which will allow it to qualify as a REIT. As a REIT, the Company does not pay taxes at the corporate level. Qualification for treatment as a REIT requires the Company to satisfy numerous requirements (some on an annual and others on a quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within CRIIMI MAE's control. For example, to qualify as a REIT, at least 95% of CRIIMI MAE's gross income in any year must be derived from qualifying sources, and the Company must pay distributions to shareholders aggregating annually at least 95% of its taxable income (determined without regard to the dividends paid deduction and by excluding net capital gains). No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification.

  If CRIIMI MAE were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates and would not be allowed a deduction in computing its taxable income for amounts distributed to its shareholders. Moreover, unless entitled to relief under certain statutory provisions, CRIIMI MAE also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available to meet debt service obligations because of the additional tax liability to CRIIMI MAE for the years involved.

  Even if CRIIMI MAE maintains its REIT status, it may be subject to certain federal, state and local taxes on its income. For example, if CRIIMI MAE has net income from a prohibited transaction, such income will be subject to a 100% tax. In addition, any net income from its servicing affiliate, CMSLP, is subject to federal income tax at regular corporate tax rates.

  Special Tax Considerations for Tax-Exempt and Non-U.S. Investors. CRIIMI MAE has issued debt instruments that might cause CRIIMI MAE to be treated as a taxable mortgage pool ("TMP") under section 7701(i) of the Code. As a result, a portion of the ordinary or capital gains dividends received by tax-exempt and non-U.S. stockholders may be characterized as "excess inclusion" income. In the case of tax-exempt stockholders, any such excess inclusion income will be considered unrelated business taxable income ("UBTI") under the Code. In the case of non-U.S. stockholders, any such excess inclusion income will be subject to 30% withholding (unless such income is effectively connected with a U.S. trade or business) and such withholding will not be eligible for reduction under income tax treaties. Similar considerations will apply to any tax-exempt entities or non-U.S. investors owning interests in mutual funds that own Common Shares. See "Certain United States Federal Income Tax Considerations--Taxation of Non-U.S. Holders" and "--Taxation of Tax-Exempt Stockholders."

  GENERAL ECONOMIC CONDITIONS. Periods of economic slowdown or recession, rising interest rates or declining demand for real estate may adversely affect certain segments of the Company's business. Such economic conditions could reduce the value of mortgage loans and Subordinated CMBS and/or increase the cost of capital invested by the Company, thereby adversely affecting the rate of return realized from such assets. Economic downturns and rising interest rates also may reduce the volume of loan originations and negatively affect the Company's loan securitization activity.

  In addition, periods of economic slowdown or recession, whether general, regional or industry-related, may increase the risk of default on commercial mortgage loans and, therefore, the risk of losses on the Company's Subordinated CMBS backed by such loans, and may have an adverse effect on the Company's business, financial condition and operating results. Such periods may be accompanied by decreased demand for commercial mortgage loans, resulting in declining values of commercial real estate securing outstanding mortgage loans, which may weaken collateral coverage and increase the possibility of losses in the event of default.

                                  CRIIMI MAE

THE COMPANY

  CRIIMI MAE is a fully integrated commercial mortgage company structured as a self-administered REIT and is one of the largest publicly traded REITs focused primarily on the CMBS market. CRIIMI MAE's primary activities include (i) acquiring non-investment grade Subordinated CMBS and (ii) originating, servicing and securitizing commercial mortgage loans and CMBS. CRIIMI MAE believes that its focus on acquiring Subordinated CMBS, together with its expertise in underwriting, servicing and originating commercial mortgage loans, has enabled the Company to take advantage of the rapid growth in the securitization of debt backed by commercial mortgage loans. William B. Dockser, the Company's Chairman of the Board, and H. William Willoughby, the Company's President, have led CRIIMI MAE since its formation in 1989. The Company currently has over 170 employees, and the eight members of the Company's senior management average over 20 years of experience in a wide range of real estate activities. During the year ended December 31, 1997, the Company purchased CMBS with an aggregate face amount of approximately $803 million for an aggregate purchase price of approximately $554 million, and from January 1, 1998 through March 11, 1998, the Company has purchased CMBS with an aggregate face amount of approximately $171.2 million for an aggregate purchase price of approximately $123.8 million. As of December 31, 1997, CRIIMI MAE's approximately $1.9 billion portfolio of assets included approximately $1.1 billion of CMBS and approximately $605 million of Government Insured Mortgage Assets.

  When acquiring CMBS, CRIIMI MAE focuses on classes of CMBS that are rated below investment grade by one or more rating agencies (i.e., equivalent to CMBS rated BB or lower by Standard and Poor's) including the most subordinate class of a CMBS issuance which typically is not rated. Generally, the Company has purchased Subordinated CMBS at a discount to face value. CRIIMI MAE generally acquires Subordinated CMBS in privately negotiated transactions, which allows CRIIMI MAE to perform due diligence on the mortgage loans underlying the CMBS as well as the underlying real estate prior to consummating the purchase, thus mitigating certain risks associated with purchasing Subordinated CMBS. See "--Subordinated CMBS Acquisitions."

  The Company also originates commercial mortgage loans which it intends to securitize by issuing CMBS backed by pools of such loans. In conjunction with its securitizations, CRIIMI MAE will acquire and retain the mortgage loans on its books. The Company will finance a portion of the loans by creating and placing investment grade securities backed by such loans with investors through securitizations. The Company will retain the balance of the cash flow attributable to the loans after all debt service is paid. CRIIMI MAE believes that its "No-Lock" loan origination program gives it a significant advantage in negotiating new loans because it enables CRIIMI MAE to offer loans which do not prohibit borrowers from prepaying their loans. CRIIMI MAE's origination activities generate additional income for the Company in the form of origination and servicing fees, increase the size of the Company's servicing portfolio and, upon a successfully completed securitization, increase the Company's portfolio of mortgage assets. The Company has four origination offices located in Rockville, Maryland; Memphis, Tennessee; Boston, Massachusetts; and San Francisco, California. The Company expects to open two additional origination offices in 1998. As of December 31, 1997, CRIIMI MAE originated over $210 million of commercial mortgage loans under its "No-Lock" program. Additionally, from January 1, 1998 through February 28, 1998, the Company originated approximately $82 million of commercial mortgage loans. Substantially all of these mortgage loans, as well as those to be originated in March 1998, will be included in the Company's anticipated securitization during the second quarter of 1998. See "--Loan Origination Activities."

  As of December 31, 1997, CRIIMI MAE's affiliate, CMSLP, was responsible for a variety of servicing functions on a mortgage loan portfolio of approximately $16.5 billion of collateral underlying CRIIMI MAE's CMBS and certain government insured mortgage loans and other mortgage assets, as compared to approximately $6.4 billion as of December 31, 1996. These functions primarily include special servicing and other asset monitoring services for substantially all of the collateral underlying CRIIMI MAE's CMBS assets. Providing these services allows CRIIMI MAE to inspect and monitor loan performance and manage any issues concerning such loans. In addition, for a portion of its servicing portfolio, CRIIMI MAE performs master servicing (on a pool of approximately $2.2 billion) and other loan servicing which entails gathering data from other servicers or borrowers and reporting to investor trustees. As of December 31, 1997, the weighted average fee earned from servicing functions was approximately four basis points on the total servicing portfolio of $16.5 billion. See "--Mortgage Loan Servicing Operations."

THE CMBS MARKET

  Historically, traditional lenders, including commercial banks, insurance companies and savings and loans, have been the primary holders of commercial mortgages. The real estate market of the late 1980s and early 1990s created business and regulatory pressure to reduce the real estate assets held on the books of these institutions. The result has been tremendous movement of commercial real estate debt from private institutional holders to the public markets. Consequently, the supply of private sector multifamily and other CMBS has increased dramatically over recent years and is expected to continue to increase in the forseeable future. According to Commercial Mortgage Alert, total 1997 CMBS issuances in the U.S. equaled approximately $44.3 billion compared to approximately $30.0 billion and $19.0 billion in 1996 and 1995, respectively.

  CMBS are generally created by pooling commercial mortgage loans and directing the cash flow from such mortgage loans to various classes or tranches of securities (ranging from investment grade to non-rated) which have certain priority rights to the cash flow. The first step in the process of creating CMBS, origination, occurs when a financial institution lends money to a borrower to refinance or to purchase a commercial real estate property, and secures the loan with a first mortgage on the asset that the borrower owns or purchases. Next, a pool of these commercial real estate backed mortgage loans is accumulated, often by a large commercial bank or other financial institution, from various loan originators, including loans which such financial institution originated. One or more rating agencies analyze the loans and the underlying real estate to determine their credit quality. The mortgage loans are then deposited into an entity that is not subject to taxation, often a real estate mortgage investment conduit ("REMIC"). Securities backed by the commercial mortgage loans (i.e., the CMBS) are then issued by the REMIC. The CMBS are divided into specific classes or tranches which are afforded certain priority rights to the cash flow from the underlying mortgage loans. Each tranche is assigned a rating by one or more rating agencies based on their assessment of the likelihood of the tranche receiving its stated right to payment of principal. Also at the time of the securitization, one or more entities are appointed as "servicers" for the pool of mortgage loans, responsible for performing servicing duties which include collecting payments, monitoring performance and working out or foreclosing on defaulted loans. Depending on the extent of servicing duties, the servicer receives a fee and other financial incentives. The CMBS are then sold to investors either through public offerings or private placements.

SUBORDINATED CMBS ACQUISITIONS

  CRIIMI MAE believes that purchasing Subordinated CMBS is and will continue to be an attractive real estate investment opportunity for the Company. The Company believes that there are a limited number of companies that have the in-house expertise and capabilities of CRIIMI MAE to purchase large volumes of Subordinated CMBS while mitigating certain risks associated with these investments. The Company believes that its ability to re-underwrite the underlying mortgage loans, monitor their performance and control workout and foreclosure procedures provides the Company with competitive advantages which enable it to mitigate certain risks associated with owning Subordinated CMBS. The Company believes that during 1997 Subordinated CMBS comprised approximately 12% of total CMBS issuances in the U.S. For the years ended December 31, 1997, 1996 and 1995, CRIIMI MAE purchased Subordinated CMBS with an aggregate face amount of approximately $803.0 million, $434.1 million and $308.4 million, respectively. The Company believes that the supply of CMBS and Subordinated CMBS will continue to grow as more commercial mortgage loans are securitized.

  When CRIIMI MAE determines to invest in a CMBS pool, it generally purchases the tranches of CMBS that are rated below investment grade by one or more rating agencies (i.e., equivalent to CMBS rated BB or lower by Standard and Poor's) or are not rated. Subordinated CMBS are typically acquired by the Company through private placements in the primary market. The Company has purchased Subordinated CMBS in the secondary market, and may consider additional secondary market purchases as they become available. Additionally, from time to time, CRIIMI MAE purchases the interest only class in a CMBS pool.

  In acquiring Subordinated CMBS, CRIIMI MAE applies its experience in underwriting multifamily and other commercial real estate to perform extensive due diligence on the properties collateralizing the loans underlying the Subordinated CMBS. The Company's employees have broad experience underwriting and servicing various types of performing and nonperforming income-producing real estate, including multifamily, retail and hotel properties. CRIIMI MAE "re-underwrites" a substantial portion of the mortgage loans in a prospective CMBS pool, which entails a full review of the operating records, appraisals, environmental studies, market studies and architectural and engineering reports, as well as site visits at properties which represent a majority of the portfolio. The Company then tests the projected financial performance of the properties to determine their resiliency to a market downturn and applies varying capitalization rates to assess collateral value. Further, CRIIMI MAE will purchase Subordinated CMBS only when satisfactory arrangements exist which enable it to closely monitor the underlying mortgage loans and provide CRIIMI MAE with appropriate workout/foreclosure rights with respect to the underlying mortgage loans. CRIIMI MAE prices the portfolio based on estimates of both the timing and magnitude of defaults and prepayments of loans within the portfolio.

  CRIIMI MAE's existing Subordinated CMBS holdings are generally secured by a pool of first mortgage loans that CRIIMI MAE believes are diversified by borrower, property type and geographic location. As of December 31, 1997, approximately 50% of the CMBS (based on aggregate amortized cost) are rated BB- or higher, 39% are B or B- and 11% are CCC or unrated. See "The Portfolio--Subordinated CMBS."

LOAN ORIGINATION ACTIVITIES

  CRIIMI MAE believes that the expansion of its commercial loan origination activities is an important part of its business strategy. The Company's origination activities are currently conducted by approximately 33 employees located in origination offices in Boston, Massachusetts; Memphis, Tennessee; Rockville, Maryland; and San Francisco, California. In addition to providing additional income in the form of origination and servicing fees, the Company's origination program is a source of commercial mortgage loans that the Company intends to securitize by issuing CMBS backed by pools of such loans. In connection with its securitizations, CRIIMI MAE will acquire and retain the mortgage loans on its books. The Company will finance a portion of the loans by creating and placing investment grade securities with investors. The Company will retain the balance of the cash flow attributable to the loans after all debt service is paid. Accordingly, the Company expects that its loan originations will enhance its ability to increase income from investments in commercial mortgage assets, including Subordinated CMBS, and expand its servicing portfolio. From January 1, 1998 through February 28, 1998, the Company has originated approximately $82 million of commercial mortgage loans.

  The Company has entered into a $300.0 million loan origination program agreement with Citicorp Real Estate, Inc. ("Citicorp"), which the Company expects to increase to $600 million. Under the program, CRIIMI MAE originates loans on behalf of Citicorp and retains the right to acquire such loans upon accumulating a sufficient principal amount of loans to execute a securitization. Upon execution, CRIIMI MAE will fund a portion of each mortgage loan originated under the program. In June 1997, the Company expanded its commercial mortgage origination capabilities with the launch of its fixed rate, "No-Lock" loan program. Unlike most commercial mortgage loans originated for the CMBS market which contain "lock-out" clauses (i.e., provisions which prohibit prepayment of a loan for a specified period after the loan is originated), the Company's program allows borrowers the flexibility to prepay loans at any time by paying a prepayment penalty. The Company believes that its "No-Lock" program is a strategic advantage and will further enhance its origination activities.

MORTGAGE LOAN SERVICING OPERATIONS

  CRIIMI MAE's servicing operations enable the Company to actively monitor and manage the performance of its mortgage assets and provide CRIIMI MAE with an additional source of income. CRIIMI MAE continues to increase its mortgage servicing income by acquiring servicing rights in connection with purchases of Subordinated CMBS and by originating commercial mortgage loans for its own portfolio. As of December 31, 1997, CRIIMI MAE performed various servicing functions for $16.5 billion of commercial mortgage loans, including acting as master servicer for approximately $2.2 billion of such loans.

  CRIIMI MAE's servicing activities include the following:

 Special Servicing

  A special servicer typically provides asset management and resolution services with respect to nonperforming or underperforming loans within a pool of mortgage loans. CRIIMI MAE conducts its servicing operations through its affiliate, CMSLP. CMSLP has been approved to act as a special servicer by Moody's Investors Service, Inc., Standard and Poor's, Fitch IBCA, Inc. ("Fitch") and Duff & Phelps Credit Rating Co., the four major rating agencies that rate CMBS. The special servicer function provides CRIIMI MAE with the authority to deal directly with any borrower that fails to perform under certain terms of its mortgage loan, including the failure to make payments, and to manage any loan workouts and foreclosures. CRIIMI MAE will not purchase Subordinated CMBS unless it can secure the special servicing rights to the mortgage loans underlying the portfolio. As of December 31, 1997, CRIIMI MAE was authorized to act, if necessary, as the special servicer with respect to 3,557 commercial mortgage loans in the aggregate principal amount of approximately $16.3 billion, including all of the mortgage loans underlying its Subordinated CMBS portfolio.

  Since 1994, CMSLP, in its capacity as special servicer for CMBS, has resolved 22 defaulted or specially serviced loans with an aggregate unpaid principal balance of approximately $108 million. Of these resolutions, 11 were negotiated workouts which returned the loans to performing status, and the other 11 were dispositions that recovered 100% of the principal balance. However, one of these dispositions involved a foreclosure sale of a loan to CRIIMI MAE at the loan's face value. As of March 1, 1998, CRIIMI MAE has not incurred a loss of principal on any CMBS loans which have been specially serviced by CMSLP.

 Master Servicing

  A master servicer typically provides administrative and reporting services to the trustee with respect to a particular issuance of CMBS. Mortgage loans underlying CMBS generally are serviced by a number of primary servicers. Under most master servicing arrangements, the primary servicers retain principal responsibility for administering the mortgage loans and the master servicer acts as an intermediary in overseeing the work of the primary servicers, monitoring their compliance with the standards of the issuer of the related CMBS and consolidating the servicers' respective periodic accounting reports for transmission to the trustee. CRIIMI MAE has been approved as a master servicer by Standard and Poor's and Fitch. The master servicer function provides the Company with greater control over the mortgage assets underlying its Subordinated CMBS, including the authority to (i) collect monthly principal and interest payments (either from a primary servicer or directly from borrowers) on loans comprising a CMBS pool and remit such amounts to the pool trustee, (ii) oversee the performance of sub-servicers and (iii) report to trustees. For these duties, the master servicer is usually paid a fee and can earn float income on the deposits it holds. In addition to this float and fee income, the master servicer has more direct and regular contact with borrowers than would be typical for a special servicer. The Company anticipates expanding this line of business through the acquisition of additional CMBS and through its own loan origination program. CRIIMI MAE was awarded master servicing assignments in 1997 on three CMBS portfolios aggregating approximately $2.2 billion.

 Direct (or Primary) Servicing

  Direct (or primary) servicers typically collect loan payments directly from the borrower (including tax and insurance escrows and replacement reserves). The loan payments are remitted to the master servicer or the trustee for the CMBS or portfolio owner, usually on a fixed date each month. The direct servicer is usually paid a fee to perform these services, and is eligible to earn float income on the deposits held. In addition to this fee and float income, the direct servicer has more direct and regular contact with borrowers, which facilitates the process of ongoing loan management and surveillance. As a direct servicer, CRIIMI MAE also has an advantage in originating loans as borrowers seek to refinance their loans at maturity. As of December 31, 1997, CRIIMI MAE was a direct servicer for approximately 466 loans totaling approximately $2.4 billion (of which 323 loans and $1.4 billion, respectively, were CMBS).

 Loan Management

  In certain cases, CRIIMI MAE acts as loan manager, in which capacity CRIIMI MAE monitors the ongoing performance of properties securing the mortgage loans underlying its Subordinated CMBS portfolio through its continuous review of property level operating statements and site inspections. This role allows the Company to identify and resolve potential issues that could result in losses. As of December 31, 1997, CRIIMI MAE performed these duties with respect to approximately $14.2 billion of mortgage loans underlying CMBS pools in which the Company owns Subordinated CMBS.

FINANCING STRATEGY

 General

  As of December 31, 1997, the Company's total consolidated debt was approximately $1.4 billion, of which approximately $696.4 million (or approximately 49%) is fixed rate debt having maturities that match those of the Company's mortgage assets securing such debt ("match funding") and approximately $718.5 million (or approximately 51%) is floating rate and fixed rate debt which is not match-funded. CRIIMI MAE's fixed rate debt has effective interest rates averaging approximately 7.6% as of December 31, 1997. As of December 31, 1997, approximately 87% of the Company's floating rate debt is hedged by interest rate cap agreements with caps ranging from 6.1% to 7.0%. It is CRIIMI MAE's policy to hedge at least 75% of its floating rate debt, although there can be no assurance that the Company will be able to do so in the future. See "Risk Factors--Impact of Changes in Interest Rates."

 Repurchase Agreement and Match Funding Financing

  In general, CRIIMI MAE initially funds approximately 62% of the aggregate purchase price of Subordinated CMBS with short term, floating rate, secured debt, primarily repurchase agreement financing. CRIIMI MAE's long term strategy is to refinance a significant portion of this debt with fixed rate, non-recourse match-funded debt, which significantly reduces its exposure to interest rate risk. CRIIMI MAE effects such refinancing by pooling its Subordinated CMBS and issuing CMBS backed by such assets. The CMBS issued in such resecuritizations are fixed rate obligations with maturities that match the Subordinated CMBS backing the new CMBS. In certain cases, these refinancings may also increase the amount of borrowings available to the Company due to the increased collateral value of the new CMBS relative to the underlying Subordinated CMBS due to the seasoning of the pooled mortgage loans and diversification that occurs when such underlying Subordinated CMBS are pooled. The Company generally uses the net proceeds from such resecuritizations to temporarily reduce the amount of its floating rate debt, including borrowings under the Company's repurchase agreements and to purchase additional CMBS.

  During the first half of 1998, CRIIMI MAE intends to pool and resecuritize a significant portion of its Subordinated CMBS portfolio and thus refinance a portion of its floating rate debt. This resecuritization is expected to be similar to CRIIMI MAE's resecuritization transaction in December 1996, which match funded $142.0 million of floating rate debt with fixed rate, match-funded debt. The Company intends to periodically enter into similar resecuritizations or refinancings after accumulating a sufficient pool of Subordinated CMBS.

  In addition, CRIIMI MAE has incurred unsecured debt, including the Company's senior unsecured notes, to fund Subordinated CMBS acquisitions and loan originations. As of December 31, 1997, the Company's total consolidated unsecured debt was approximately $130 million.

BUSINESS STRATEGY

  CRIIMI MAE believes that its position as a leading purchaser of Subordinated CMBS combined with its commercial loan servicing and origination capabilities and its access to the capital markets, provides the Company with a competitive advantage to capitalize on current opportunities existing in the securitized debt market. Significant elements of CRIIMI MAE's current business strategy are summarized below:

 . INCREASE SUBORDINATED CMBS PORTFOLIO. CRIIMI MAE intends to acquire additional Subordinated CMBS for an aggregate purchase price of at least $600 million in 1998, which the Company believes is and will continue to be an attractive real estate investment opportunity. The Company believes that its loan origination, servicing and underwriting capabilities are competitive advantages as the Company competes against other investors for the acquisition of Subordinated CMBS. The Company also believes that CMBS issuances in 1998 will exceed CMBS issuances in 1997, creating greater investment opportunities for the Company.

 . ORIGINATE COMMERCIAL MORTGAGE LOANS. From January 1, 1998 through February
  28, 1998, the Company has originated approximately $82 million of commercial mortgage loans. Since the inception of the Company's origination activities, it has originated approximately $292 million of commercial mortgage loans. CRIIMI MAE expects to originate at least $1 billion of mortgage loans during 1998. CRIIMI MAE will continue its efforts to originate and/or acquire commercial mortgage loans which it intends to pool for securitization. In conjunction with its securitizations, CRIIMI MAE will acquire and retain the mortgage loans on its books. The Company will finance a portion of the loans by creating and placing investment grade securities backed by such loans with investors through securitizations. The Company will retain the balance of the cash flow attributable to the loans after all debt service is paid. The Company expects such securitizations to exceed $1 billion during 1998. CRIIMI MAE will also serve as master and special servicer for these loan pools.

 . EXPAND THE COMPANY'S SERVICING PORTFOLIO. Since the Company will retain the servicing rights for the mortgage loans it originates, as well as perform certain servicing functions in connection with its CMBS acquisitions, the Company's servicing portfolio is expected to increase accordingly. The additional servicing will provide the Company with the rights to actively oversee and manage its assets, as well as generate additional income.

 . RESECURITIZE SUBORDINATED CMBS. CRIIMI MAE intends to periodically resecuritize Subordinated CMBS. By resecuritizing a substantial portion of the Subordinated CMBS in its portfolio, CRIIMI MAE believes it will better match the maturities of its liabilities and assets as such resecuritization transactions allow the Company to refinance floating-rate, recourse debt with longer-term, fixed-rate non-recourse debt, and generate additional proceeds to fund growth. During the second quarter of 1998, CRIIMI MAE intends to resecuritize Subordinated CMBS with a face amount in excess of $1.5 billion, match-fund approximately one-third of the face amount of the Subordinated CMBS pledged, and generate excess proceeds to fund a portion of its 1998 business plan.

 . ACCESS CAPITAL MARKETS. The Company expects to periodically access the capital markets through a variety of sources in order to fund its business plan. Such sources may include additional issuances of Common Stock, preferred stock, including convertible preferred stock, and unsecured debt. In addition, the Company intends to continue using long-term, fixed-rate debt refinancings, repurchase agreements, unsecured working capital lines of credit and other borrowings to fund a portion of its mortgage assets.

                                 THE PORTFOLIO

SUBORDINATED CMBS

  As of December 31, 1997, CRIIMI MAE owned CMBS ranging from AAA to unrated with a total carrying amount of approximately $1.11 billion (representing approximately 59% of the Company's total consolidated assets) which includes CMBS with an aggregate amortized cost of approximately $1.08 billion and interest only strips with an aggregate fair value of approximately
$35.4 million, as set forth in the tables below.

                                                                      PERCENTAGE
                            PERCENTAGE OF                              OF TOTAL
    TRANCHE       FACE       TOTAL FACE                   AMORTIZED   AMORTIZED
    RATING       AMOUNT        AMOUNT     FAIR VALUE(1)     COST         COST
    -------   ------------- ------------- ------------- ------------- ----------
              (IN MILLIONS)               (IN MILLIONS) (IN MILLIONS)
   AA- .....    $    5.7          0.3%      $    5.7      $    5.6        0.5%
   BBB......         4.0          0.3            4.3           4.0        0.4
   BB+......         9.1          0.5            9.1           8.6        0.8
   BB.......       532.0         33.4          502.0         445.0       41.2
   BB- .....       105.0          6.6           88.2          89.8        8.3
   B........       524.0         32.9          393.5         357.4       33.2
   B- ......        85.7          5.4           48.2          44.6        4.1
   CCC......        27.5          1.7           10.3          10.9        1.0
   Unrated..       301.6         18.9          128.9         113.2       10.5
                --------        -----       --------      --------      -----
    Total...    $1,594.6        100.0%      $1,190.2      $1,079.1      100.0%
                ========        =====       ========      ========      =====

--------
(1) The estimated fair values of Subordinated CMBS are based upon the dealer's quoted market prices or an average of dealer market quotes for the Company's other Subordinated CMBS.

  The aggregate investment by the underlying rating of the interest only CMBS held by CRIIMI MAE is as follows:

                 CURRENT
                ESTIMATED                                            PERCENTAGE
               UNLEVERAGED                                            OF TOTAL
    SECURITY    YIELD TO     NOTIONAL                    AMORTIZED   AMORTIZED
     RATING     MATURITY     AMOUNT(1)   FAIR VALUE(2)     COST         COST
    --------   ----------- ------------- ------------- ------------- ----------
                           (IN MILLIONS) (IN MILLIONS) (IN MILLIONS)
   AAA........     7.7%        $40.9         $ 7.2         $ 7.2        20.7%
   B..........    10.4          38.7          28.2          27.5        79.3
                               -----         -----         -----       -----
      Total...                 $79.6         $35.4         $34.7       100.0%
                               =====         =====         =====       =====

--------
(1) The notional amounts of interest only CMBS are calculated based on the principal amount from which the pass-through rates are allocated.
(2) The estimated fair values of interest only CMBS are based on the dealer's quoted market prices.

  As of December 31, 1997, the mortgage loans underlying CRIIMI MAE's Subordinated CMBS portfolio were secured by properties of the types and at the locations identified below:


PROPERTY TYPE              PERCENTAGE(1)       GEOGRAPHIC LOCATION        PERCENTAGE(1)
-------------              -------------       -------------------        -------------
Multifamily...............       37%           Texas.....................       15%
Retail....................       28            California................       14
Hotel.....................       14            Florida...................        9
Office....................       10            Other(2)..................       62
Other(2)..................       11                                            ---
                                ---              Total...................      100%
  Total...................      100%                                           ===
                                ===

--------
(1) Based on a percentage of the total unpaid face principal balance of the underlying loans.
(2) No other individual state makes up more than 5% of the total.

  The following table summarizes information relating to CRIIMI MAE's Subordinated CMBS on an aggregate basis by pool:

                                                      ORIGINAL       12/31/97
                                                    ANTICIPATED    ANTICIPATED
                                                    UNLEVERAGED    UNLEVERAGED
                                                      YIELD TO       YIELD TO
                                                   MATURITY(1)(3) MATURITY(2)(3)
                                                   -------------- --------------
POOL(5)
Mortgage Capital Funding, Inc.
  Series 1993-C1(4)...............................      13.0%          14.2%
  Series 1994-MC1.................................      13.9           13.9
  Series 1995-MC1.................................      12.2           12.1
  Series 1997-MC1.................................      10.2           10.2
  Series 1997 MC2.................................       9.8            9.8
Nomura Asset Securities
  Series 1994-C3..................................      12.1           12.1
Lehman Pass-Through Securities Inc.
  Series 1994-A...................................      11.5           11.4
Structured Mortgage Securities Corp.
  Series 1995-M1..................................      12.4           12.4
Fannie Mae Multifamily REMIC
  Series 1996-M1..................................      11.7           11.6
LB Commercial Conduit
  Series 1995-C2..................................      11.2           11.2
  Series 1996-C2..................................      11.9           11.9
DLJ Mortgage Acceptance Corp.
  Series 1995-CF2.................................      11.0           11.0
  Series 1996-CF2.................................      11.8           11.7
  Series 1997-CF2                                        9.5            9.5
Asset Securitization Corp.
  Series 1995-D1..................................      11.5           11.5
  Series 1995-MDIV................................       9.6            9.6
  Series 1996-D2..................................      12.4           12.3
  Series 1996-D3..................................      11.9           11.8
Merrill Lynch Mortgage Investors, Inc.
  Series 1995-C3..................................      11.1           11.0
  Series 1996-C1..................................       8.8            8.8
  Series 1996-C2..................................      11.9           11.9
  Series 1997-C1..................................       9.5            9.5
  Series 1997-C2..................................       9.9            9.9
First Union Commercial Securities, Inc.
  Series 1997-C1..................................      11.3           11.3
  Series 1997-C2..................................      10.0           10.0
Morgan Stanley Capital, Inc.
  Series 1997-WF1.................................      10.2           10.2
Commercial Mortgage Acceptance Corp.
  Series 1997-MC1.................................       8.9            8.9
    Weighted average unleveraged yield to
     maturity.....................................      10.7%          10.7%

--------
(1) Represents the original anticipated yield to maturity of the Subordinated CMBS, based on management's estimate of the timing and amount of future credit losses and prepayments.
(2) Changes in the December 31, 1997 anticipated yield to maturity from that originally anticipated are primarily the result of changes in prepayment assumptions relating to mortgage collateral.
(3) Represents the estimated weighted average unleveraged yield over the expected average life of the Company's Subordinated CMBS portfolio as of the date of acquisition and December 31, 1997, respectively.
(4) In July 1997, Fitch upgraded the ratings of Mortgage Capital Funding Inc.'s Series 1993-C1 Class D and Class E tranches from BBB and BB to AA-and BB+, respectively.
(5) As of December 31, 1997 CRIIMI MAE serviced a total CMBS pool of $16.1 billion. Approximately 0.54% of the total CMBS pool has been transferred to CMSLP as the special servicer; approximately 0.45% of the total CMBS pool is specially serviced due to payment default and the remainder is specially serviced due to non-payment default.

GOVERNMENT INSURED MORTGAGE ASSETS

  Prior to focusing primarily on the acquisition of Subordinated CMBS, CRIIMI MAE acquired Government Insured Mortgage Assets directly and indirectly through its subsidiaries. As of December 31, 1997, CRIIMI MAE directly and indirectly owned approximately $605 million of Government Insured Mortgage Assets (representing approximately 32% of the Company's total consolidated assets) with weighted average effective interest rates ranging from approximately 7.2% to 8.4% and weighted average remaining terms ranging from 29 to 34 years. Approximately 97% of these mortgage assets have been securitized as part of the Company's strategy to refinance floating rate debt with fixed rate match-funded debt. CRIIMI MAE does not currently intend to purchase additional Government Insured Mortgage Assets. CRIIMI MAE also owns general partnership interests in four publicly traded partnerships that own primarily Government Insured Mortgage Assets (the "AIM Funds"). As of December 31, 1997, the AIM Funds had total invested assets of approximately $473 million. The Company's interests in the AIM Funds represent a pro rata share of net income from the AIM Funds' assets, which ranges from 2.9% to 4.9% of net income, plus annual subadvisory fees equal to approximately 0.28% of total invested assets.

                                USE OF PROCEEDS

  The net proceeds to CRIIMI MAE from this Offering are estimated to be approximately $37.1 million based upon the last reported sales price on the NYSE of $15.625 per share on March 11, 1998. The Company expects that the net proceeds will be used to fund loan originations, purchase Subordinated CMBS and/or repay certain outstanding borrowings. Pending application, net proceeds from the Offering may be invested in short term, interest bearing investment grade marketable securities.

                  PRICE RANGE OF COMMON SHARES AND DIVIDENDS

  The Common Shares are listed on the NYSE under the symbol "CMM." The table below sets forth the high and the low closing sales prices per Common Share as reported on the NYSE and the amount of cash dividends paid per Common Share during the periods indicated.

                                            HIGH          LOW         DIVIDENDS
                                            ----          ----        ---------
Year Ended December 31, 1996:
  1st Quarter............................   $10 1/2       $ 8 5/8       $0.30
  2nd Quarter............................    11            10            0.30
  3rd Quarter............................    11 1/8        10 1/4        0.30
  4th Quarter............................    13 1/8        10 3/4        0.32
Year Ended December 31, 1997:
  1st Quarter............................   $18 1/8       $12 3/4       $0.35
  2nd Quarter............................    16 5/8        13 7/8        0.35
  3rd Quarter............................    17 9/16       15 11/16      0.35
  4th Quarter............................    16 1/2        13 7/8        0.37
Year Ending December 31, 1998:
  1st Quarter (through March 11, 1998)...   $16           $14 7/8         N/A

  The last reported sales price of the Common Shares on the NYSE on March 11, 1998 was $15.625 per share. CRIIMI MAE intends to continue to pay quarterly dividends to holders of Common Shares. As of February 28, 1998, there were approximately 34,000 holders of record of Common Shares. Future dividends will be at the discretion of the Board of Directors and will depend on the actual cash available for distribution, the Company's financial condition, capital requirements, credit agreement restrictions, the distribution requirements under the REIT provisions of the Code, and such other factors as CRIIMI MAE's Board of Directors deems relevant. See "Risk Factors--Certain Tax Considerations."

                                CAPITALIZATION

  The following table sets forth CRIIMI MAE's capitalization on an historical basis and on an as adjusted basis as of December 31, 1997, assuming (i) the sale of the 2,500,000 shares of Common Stock in the Offering, the sale of 2,389,000 shares of Common Stock in January, 1998 and the sale of 150,000 shares of Series C Preferred Stock on February 23, 1998, and (ii) the application of the estimated net proceeds therefrom as if the Offering and such sales of Common Stock and Preferred Stock had occurred on December 31, 1997. See "Summary-Recent Developments" and "Use of Proceeds." The information set forth in the table should be read in conjunction with the Company's financial statements and notes thereto, which are incorporated by reference into the accompanying Prospectus.

                                                        DECEMBER 31, 1997
                                                    --------------------------
                                                    HISTORICAL  AS ADJUSTED(2)
                                                    ----------  --------------
                                                         (IN THOUSANDS)
Secured Debt:
  Securitized mortgage obligations(1).............. $  696,425    $  696,425
  Repurchase agreements-Subordinated CMBS..........    585,379       666,079(3)
  Other............................................      3,250         3,250
                                                    ----------    ----------
    Total Secured Debt.............................  1,285,054     1,365,754
Senior Notes.......................................     99,878        99,878
Other..............................................     30,000        30,000
                                                    ----------    ----------
    Total Debt.....................................  1,414,932     1,495,632
Minority interests in consolidated subsidiary......        932           932
Stockholders' Equity:
  Convertible preferred stock......................         18            20
  Common Shares....................................        407           456
  Net unrealized gains on mortgage assets and
   interest only strips............................      1,083         1,083
  Additional paid in capital.......................    448,524       534,180
  Less treasury stock, at cost--538,635 shares.....     (5,051)       (5,051)
                                                    ----------    ----------
    Total stockholders' equity.....................    444,981       530,688
                                                    ----------    ----------
    Total capitalization........................... $1,860,845    $2,027,252
                                                    ==========    ==========

--------
(1) Securitized mortgage obligations represent fixed rate debt with principal amortization and maturities that are matched to a corresponding amount of assets. The obligations consist of a $235.8 million FHLMC Funding Note, a $145.5 million FNMA Funding Note, $178.0 million of CMOs and $137.1 million of securitized CMBS obligations.
(2) Reflects the issuance of 2,500,000 Common Shares in the Offering resulting in estimated net proceeds of approximately $37.1 million, the issuance of 2,389,000 Common Shares in January 1998 resulting in net proceeds of approximately $34.1 million and the issuance of 150,000 shares of Series C Preferred Stock on February 23, 1998 resulting in net proceeds of approximately $14.5 million.
(3) A portion of the proceeds from the sale of 2,389,000 shares of Common Stock in January 1998 and from the sale of 150,000 shares of Series C Preferred Stock on February 23, 1998 was used to fund the capital portions of Subordinated CMBS purchases. Such purchases resulted in additional repurchase agreement debt of approximately $80.7 million. The Company may incur additional indebtedness in the form of repurchase agreements in conjunction with the net proceeds from this Offering to acquire additional Subordinated CMBS.

                                  MANAGEMENT

NAME                              POSITION
----                              --------
William B. Dockser............... Chairman of the Board of Directors
H. William Willoughby............ Director, President and Secretary
Garrett G. Carlson, Sr........... Director
Larry H. Dale.................... Director
G. Richard Dunnells.............. Director
Robert J. Merrick................ Director
Frederick J. Burchill............ Executive Vice President
Cynthia O. Azzara................ Chief Financial Officer, Senior Vice President
                                   and Treasurer
Brian L. Hanson.................. Group Vice President
Douglas L. Cooper................ Vice President and Chief Underwriter
Donald R. Drew................... Senior Vice President
David B. Iannarone............... Vice President and General Counsel

  William B. Dockser, age 61, has been Chairman of the Board of CRIIMI MAE since 1989. Mr. Dockser also serves as Chairman of the Board for C.R.I., Inc., the former advisor to CRIIMI MAE, which currently oversees an approximately $5 billion real estate portfolio. Prior to forming C.R.I., Inc. in 1974, he served as President of Kaufman Broad Asset Management, Inc., an affiliate of Kaufman and Broad, Inc., which managed a number of publicly held limited partnerships created to invest in low and moderate income multifamily apartment complexes. For a period of 2 1/2 years prior to joining Kaufman and Broad, he served in various positions in the U.S. Department of Housing and Urban Development, culminating in the post of Deputy FHA Commissioner and Deputy Assistant Secretary for Housing Production and Mortgage Credit, where he was responsible for all federally insured housing production programs. Before coming to Washington, D.C., Mr. Dockser was a practicing attorney in Boston and also was a special Assistant Attorney General for the Commonwealth of Massachusetts. He holds a Bachelor of Laws degree from Yale University Law School and a Bachelor of Arts degree from Harvard University. Mr. Dockser is also currently a director of CRIIMI MAE Financial Corporation.

  H. William Willoughby, age 51, President of CRIIMI MAE, is also President and co-founder of CRI since its inception in 1974. Mr. Willoughby is principally responsible for the structuring and oversight of investment vehicles and acquisition programs. Prior to joining CRI in 1974, he was Vice President of Shelter Corporation of America and a number of its subsidiaries, dealing principally with real estate development and equity financing. Before joining Shelter Corporation, he was a senior tax accountant with Arthur Andersen & Company. He holds a Juris Doctor, a Master of Business Administration and a Bachelor of Science in Business Administration from the University of South Dakota. Mr. Willoughby is also currently a director of CRIIMI MAE Financial Corporation.

  Garrett G. Carlson, Sr., age 61, has been a Director of CRIIMI MAE since 1989. Mr. Carlson has been President of Can-American Realty Corp. and Canadian Financial Corp. since 1979 and 1974, respectively. He also served as Chairman of the Board of SCA Holdings, Inc. from 1983 to 1985. He was also Vice Chairman of Shelter Development Corporation Ltd., from 1983 to 1995 and President of Garrett Real Estate Development since 1982.

  Larry H. Dale, age 51, has been a Director of CRIIMI MAE since 1996. Mr. Dale is also a Managing Director and Member of the Board of Directors of Newman and Associates. He also served as Senior Adviser to the Fannie Mae Housing Investment Fund in 1996, Executive Director of Fannie Mae's National Housing Impact Division from 1991 to 1996 and Senior Vice President-marketing and mortgage-backed securities and Senior Vice President-multifamily finance and housing initiatives for Fannie Mae from 1987 to 1991. Mr. Dale also served as a Vice President of Newman and Associates from 1984 to 1987, and President of Mid-City Financial

Corporation from 1981 to 1983. Mr. Dale was employed by the U.S. Department of Housing and Urban Development from 1971 to 1981, including service as deputy to the Assistant Secretary for Housing/FHA Commissioner from 1979 to 1981.

  G. Richard Dunnells, age 60, has been a Director of CRIIMI MAE since 1991. Mr. Dunnells has been a partner of the Washington, D.C. office of the law firm of Holland & Knight since January 1994. He was Senior Partner of the Washington, D.C. law firm of Dunnells & Duvall from 1973 to 1993, and was Chairman of such firm from 1989 to 1993. Mr. Dunnells served as Special Assistant to the Under-Secretary and Deputy Assistant Secretary for Housing Management with the U.S. Department of Housing and Urban Development from 1969 to 1973 and served on the President's Commission on Housing from 1981 to 1982.

  Robert J. Merrick, age 52, has been a Director of CRIIMI MAE since May 1997. Mr. Merrick has served as Executive Vice President since 1985 and Chief Credit Officer since 1985 of Signet Banking Corporation, where he also serves as Chairman of the Credit Policy committee and as a member of the Asset and Liability committee and the Management committee. From 1980 to 1984, Mr. Merrick served as Credit Officer of Virginia Banking Corporation, an affiliate of Signet Bank/Virginia. From 1976 to 1980 Mr. Merrick was Senior Vice President of Bank of Virginia.

  Frederick J. Burchill, age 49, has served as Executive Vice President of CRIIMI MAE since 1989. Mr. Burchill is responsible for mergers and acquisitions as well as the development of new capital markets programs. Prior to his employment at CRIIMI MAE, Mr. Burchill was the Senior Vice President of Development for CRI, Inc. and also spent two years as a Project Manager at the Virginia Housing Development Authority. Mr. Burchill earned a Masters of Urban and Regional Planning degree from Virginia Commonwealth University and a B.A. degree from the University of Richmond.

  Cynthia O. Azzara, age 38, has served as Chief Financial Officer of CRIIMI MAE since 1994, Senior Vice President since 1995 and Treasurer since 1997. Ms. Azzara is responsible for financial and treasury matters of CRIIMI MAE as well as equity and debt placements in the capital markets. From 1989 to 1994, she served as Vice President/Controller of CRI public funds. From 1985 to 1989, she held positions at CRI as manager of financial reporting and assistant controller. Before joining CRI in 1985, Ms. Azzara was controller for a consulting company and was a staff accountant for a regional CPA firm in Virginia. Ms. Azzara is a certified public accountant and holds a B.B.A. in accounting from James Madison University, magna cum laude.

  Brian L. Hanson, age 36, has served as Group Vice President of CRIIMI MAE since March 1996. Mr. Hanson has been active in the commercial mortgage business for more than 13 years. He joined CRIIMI MAE early in 1996 and heads the loan administration department, responsible for servicing and replacement reserve management for a $10 billion commercial mortgage portfolio. Prior to CRIIMI MAE, Mr. Hanson served as Chief Operating Officer, Director of Asset Operations and Portfolio Director for JCF Partners, Lanham, MD. In this capacity, he directed asset management and operation for a $1 billion real estate portfolio, including assets of the Resolution Trust Corporation and private clients. His responsibilities included bulk acquisition and sales, loan and credit committees. Prior to joining JCF in 1991, Mr. Hanson was Vice President of Secondary Marketing for a $500 million financial institution and its wholly owned mortgage banking subsidiary. Mr. Hanson earned a B.A. in Mathematics from Washington & Lee University.

  Douglas L. Cooper, age 36, serves as Vice President and Chief Underwriter of CRIIMI MAE. Mr. Cooper joined CRIIMI MAE in 1996 and is responsible for analysis of commercial mortgage-backed security acquisitions and underwriting new loan originations. During the eight years prior to joining CRIIMI MAE, Mr. Cooper served with NationsBank in a series of commercial real estate lending positions with increasing responsibility, culminating in the role of Senior Credit Policy Officer for the Real Estate Banking Group. From 1986 to 1988, Mr. Cooper was an Assistant Vice President with First American Bank, N.A., focusing on new business for the Commercial Real Estate Department. From 1984 to 1986, he was a commercial real estate loan officer with Suburban Bank. Mr. Cooper earned a B.S. in Business Administration from West Virginia Wesleyan College.

  Donald R. Drew, age 40, has served as Senior Vice President of CRIIMI MAE since April 1997. Mr. Drew has been active in commercial real estate, particularly finance, for more than 18 years. He joined CRIIMI MAE in April 1997 and heads the loan origination operation, including the "No-Lock" Program, pricing, and application processing. Prior to CRIIMI MAE, Mr. Drew served for four years as a Vice President in the lending division of First Union National Bank of Virginia, focusing on revenue generation and business development. Before that, he served for two years with First American Metro Corporation, first as Vice President then as Senior Vice President. From 1987 through 1990, he served with commercial real estate investor and developer Aldre, Inc., Rockville, Maryland, in a series of increasingly responsible positions ranging from Vice President of Acquisition and Finance to Chief Operating Officer. From 1980 to 1987, he served with Sovran Bank/Maryland (now NationsBank), in a variety of commercial real estate finance positions. Mr. Drew earned an M.B.A. from the American University and a B.S. in accounting from Shepherd College.

  David B. Iannarone, age 37, has served as General Counsel of CRIIMI MAE since 1996. Mr. Iannarone is responsible for all corporate legal affairs, including management of structured finance transactions. From 1991 to 1996, he served with the Federal Deposit Insurance Corporation/Resolution Trust Corporation as Counsel-Securities and Finance, handling various securitization transactions and portfolio sales of non-performing loans and real estate. From 1989 to 1991, Mr. Iannarone served with Citibank, N.A. as assistant vice president and counsel, where he handled legal affairs for a range of loan originations, troubled loan restructurings, swaps and other transactions. He served with Kaye, Scholer, Fierman, Hays & Handlers as an Associate in the Corporate and Banking Department from 1986 to 1989. Mr. Iannarone received an LL.M. from the Georgetown University Law Center, a J.D. from the University of Villanova School of Law, and a B.A. from Trinity College.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following general discussion is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of the Common Shares applicable to holders of such Common Shares who acquire and own such Common Shares as capital assets within the meaning of Section 1221 of the Code. For purposes of this discussion, a "Non-U.S. Holder" is a person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or
(iv) a trust with respect to the administration of which a court within the United States is able to exercise primary supervision and one or more United States persons have the authority to control all substantial decisions of the trust. For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder.

  This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position (including the fact that, in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of Common Shares may be affected by certain determinations made at the partner level), and does not consider U.S. state and local or non-U.S. tax consequences. In addition, this discussion does not discuss all of the aspects of United States federal income taxation that may be relevant to a prospective stockholder in light of such stockholder's particular circumstances or to certain types of stockholders (including, but not limited to, insurance companies; certain tax-exempt entities; financial institutions; broker/dealers; foreign corporations; and employees and affiliates acquiring stock options) some of whom could be subject to special treatment under United States federal income tax laws. Furthermore, the following discussion is based on provisions of the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis.

  EACH PROSPECTIVE HOLDER OF COMMON SHARES IS URGED TO CONSULT A TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING COMMON SHARES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY U.S. STATE, LOCALITY OR OTHER U.S. OR NON-U.S. TAXING JURISDICTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

GENERAL CONSIDERATIONS

  CRIIMI MAE believes that it has qualified and intends to continue to qualify as a REIT under the Code. Qualification for treatment as a REIT requires CRIIMI MAE to meet certain criteria including certain requirements regarding the nature of its ownership, assets, income and distributions of taxable income. A REIT generally is not subject to federal income tax on that portion of its ordinary income or capital gains that is distributed currently to stockholders. CRIIMI MAE has distributed and intends to continue to distribute substantially all of its taxable income to stockholders and to meet distribution requirements to continue to qualify as a REIT. CRIIMI MAE will generally be subject to federal income tax at normal corporate rates on its undistributed income and to a 4% excise tax under the Code on the amount, if any, by which 85% of its REIT taxable income (including accrued but unpaid interest income) and 95% of any net capital gain exceed the amount actually distributed to its stockholders during the year (or declared as a dividend during October, November or December of a calendar year, if distributed during the following January as ordinary income dividends). CRIIMI MAE also may be subject to the corporate "alternative minimum tax" on its items of preference. Accrued income for each quarter is generally received within 30 days after the end of the quarter. CRIIMI MAE is not aware of any present circumstances that would cause it to fail to qualify as a REIT, nor does it anticipate any such circumstances in the reasonably foreseeable future. If the U.S. Internal Revenue Service ("IRS") successfully challenged the tax status of CRIIMI MAE as a REIT, CRIIMI MAE's earnings would become subject to federal income tax (including any applicable minimum tax) at corporate rates. As a result, CRIIMI MAE's failure to qualify as a REIT would significantly reduce the cash available for distribution to its stockholders. Unless entitled to relief under the specific statutory provisions, CRIIMI MAE also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances CRIIMI MAE would be entitled to such statutory relief.

QUALIFICATION AS A REIT

  The Code imposes a number of technical requirements on REITs. Among these are requirements that CRIIMI MAE be managed by one or more trustees or directors, that beneficial ownership be held by at least one hundred (100) persons, that CRIIMI MAE not be treated as closely held when attribution rules are applied, that ownership of CRIIMI MAE be evidenced by transferrable shares, and that CRIIMI MAE otherwise be taxable as a domestic corporation. In addition, the Code strictly limits CRIIMI MAE in the assets it may own, the sources from which it may earn income, and the distributions it may make to stockholders.

  Assets Requirements. CRIIMI MAE is subject to a number of limitations on the assets it may hold. First, at least seventy-five percent (75%) of the value of CRIIMI MAE's assets must consist of real estate assets (including shares in other REITs), cash and cash items (including receivables) and government securities. Second, the value of any one issuer's securities owned by CRIIMI MAE may not exceed five percent (5%) of the value of CRIIMI MAE's total assets unless those securities qualify as real estate assets (including shares of another REIT) or government securities. Third, CRIIMI MAE may not own more than ten percent (10%) of any single issuer's outstanding voting securities unless those securities qualify as real estate assets.

  CRIIMI MAE believes that substantially all of its assets, other than its ownership interest in CRIIMI MAE Services, Inc. (the "Services Corporation"), are real estate assets or government securities. Because CRIIMI MAE owns only nonvoting preferred stock of the Services Corporation, CRIIMI MAE will not be considered to own more than ten percent (10%) of the voting securities of the Services Corporation or any other single issuer's outstanding voting securities, other than securities which qualify as real estate assets. CRIIMI MAE does not believe that its ownership of nonvoting preferred stock of the Services Corporation or the ownership structure of CMSLP will cause CRIIMI MAE to be treated as owning voting securities of the Services Corporation. CRIIMI MAE also believes that the aggregate value of the securities of any single issuer (other than issuers whose securities qualify as real estate assets or government securities) held by CRIIMI MAE have been and will continue to be less than five percent (5%) of CRIIMI MAE's total assets.

  Clinton Administration's Proposed Changes to REIT Asset Test. The Clinton Administration's budget proposal which was announced on February 2, 1998 includes a proposal to amend the 10% voting securities test. The proposal would require a REIT to own no more than 10% of the vote or value of all classes of stock of any corporation (except for qualified REIT subsidiaries or corporations that qualify as REITs). Corporations (referred to herein as "subsidiary corporations") existing prior to the effective date of the proposal generally would be "grandfathered"; i.e., the REIT would be subject to the existing 10% voting securities test (described above) with respect to grandfathered subsidiary corporations. However, such grandfathered status would terminate with respect to a subsidiary corporation if the subsidiary corporation engaged in a new trade or business or acquired substantial new assets.

  Because CRIIMI MAE owns 100% of the nonvoting stock of the Services Corporation, CRIIMI MAE would not satisfy the proposed 10% value limitation with respect to that corporation. However, the Services Corporation should qualify as a grandfathered subsidiary corporation as the proposal is currently drafted. If Services Corporation were to engage in new trades or businesses or were to acquire substantial new assets, or if CRIIMI MAE were to make capital contributions to the Services Corporation, then its grandfathered status would be terminated and CRIIMI MAE would fail to qualify as a REIT. Moreover, CRIIMI MAE would not be able to own more than 10% of the vote or value of any subsidiary corporation formed or acquired after the effective date of the proposal. Thus, the proposal, if enacted, may materially impede the ability of CRIIMI MAE to engage in new third-party management or similar activities. If the above proposal is enacted into law, CRIIMI MAE intends to implement a strategy that will allow it to remain subject to the current 10% voting securities test with respect to the Services Corporation while, to the extent possible, continuing to service its existing and future mortgage portfolio. As part of this strategy, CRIIMI MAE would monitor the activities of and capital contributions to the Services Corporation to ensure compliance with the proposal.

  A second proposed provision would tax immediately the built-in gains of C corporations merging into REITs in tax-free reorganizations. Under current law, C corporations can defer a portion of this tax. Accordingly, if enacted as currently drafted, this provision could impede CRIIMI MAE's ability to acquire additional properties through mergers with C corporations.

  Income Requirements. CRIIMI MAE also is subject to a series of limitations on the income it may earn. Among these limitations are the requirements that
(i) at least seventy-five percent (75%) of CRIIMI MAE's gross income derive from rents from real property, mortgage interest, gain from sale of real property not held primarily for sale, dividends from other REITs, gain from the sale of REIT shares, refunds and abatements of real property taxes, income and gain from foreclosure property, commitment and certain other fees, qualified temporary investment income, and gain from the sale of certain other property; and (ii) at least ninety-five percent (95%) of CRIIMI MAE's gross income be derived from the foregoing items plus other dividends, interest and gain from the sale or other disposition of stocks and securities.

  Distribution Requirements. CRIIMI MAE also must comply with certain distribution rules. Specifically, the deduction for dividends paid (computed without regard to capital gain dividends) for the taxable year must equal or exceed the sum of (i) ninety-five percent (95%) of CRIIMI MAE's taxable income (computed without regard to distributions and excluding net capital gain), and
(ii) ninety-five percent (95%) of the excess of net income from foreclosure property over the tax on such income; minus any excess noncash income. Furthermore, a distribution by CRIIMI MAE will qualify for the dividends paid deduction only if such dividend is not "preferential" (i.e., each holder of Capital Shares must receive the same distribution per share).

  To protect CRIIMI MAE's qualification as a REIT under the Code, CRIIMI MAE's articles of incorporation provide that no person or persons acting as a group (defined to include partnerships, corporations, trusts and other entities), with the exceptions of CRI or its affiliates, shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding Common Shares.

  Swidler & Berlin, Chartered has acted as tax counsel to CRIIMI MAE in connection with the offering of Common Shares. In the opinion of Swidler & Berlin, Chartered, commencing with CRIIMI MAE's taxable year ending December 31, 1989, CRIIMI MAE has been organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation has enabled it, and will enable it, to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that such opinion is based on various assumptions and is conditioned upon certain representations made by CRIIMI MAE as to factual matters related to the organization and operation of CRIIMI MAE. In addition, such opinion is based upon the factual representations of CRIIMI MAE concerning its business and assets as set forth in this Prospectus Supplement and the accompanying Prospectus. Moreover, such qualification and taxation as a REIT depends upon CRIIMI MAE's ability to meet (through actual annual operating results, distribution levels and diversity of stock ownership) the various qualification tests imposed under the Code discussed below, the results of which have not been and will not be reviewed by Swidler & Berlin, Chartered. Accordingly, no assurance can be given that the actual results of CRIIMI MAE's operation for any particular taxable year have satisfied or will satisfy such requirements. Further, the anticipated tax treatment described in this Prospectus Supplement and in the accompanying Prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

INCOME TAX CONSEQUENCES TO CRIIMI MAE

  A REIT generally is not subject to United States federal income tax on that portion of its ordinary income and capital gains that is distributed currently to stockholders. CRIIMI MAE has historically distributed substantially all of its taxable income to stockholders. CRIIMI MAE intends to continue to distribute a level of taxable income necessary to qualify as a REIT. CRIIMI MAE will generally be subject to federal income tax at normal corporate rates on its undistributed income and to a four percent (4%) excise tax under the Code on the amount, if any, by which the sum of eight-five percent (85%) of its REIT taxable income (including accrued but unpaid interest income), ninety-five percent (95%) of any net capital gain, and any undistributed taxable income from prior periods exceed the amount actually distributed to its stockholders during the year (or declared as a dividend during October, November or December of a calendar year, if distributed during the following January as ordinary income dividends).

  CRIIMI MAE is not aware of any present circumstances that would cause it to fail to qualify as a REIT, nor does it anticipate any such circumstances in the reasonably foreseeable future. If the U.S. Internal Revenue Service ("IRS") successfully challenged the tax status of CRIIMI MAE as a REIT, CRIIMI MAE's earnings would become subject to federal income tax (including any applicable minimum tax) at regular corporate rates. Distributions to stockholders in any year in which CRIIMI MAE fails to qualify would not be deductible by CRIIMI MAE, nor would they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable to them as ordinary income, and, subject to certain limitations of the Code, corporate distributees might be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, CRIIMI MAE also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances CRIIMI MAE would be entitled to such statutory relief.

  CRIIMI MAE derives a portion of its income from CRIIMI MAE Management, Inc.'s interest as a seventy-three percent (73%) limited partner in CMSLP and CRIIMI MAE's ownership of non-voting preferred stock of the Services Corporation, which is the twenty-seven percent (27%) general partner in CMSLP. The income derived via CRIIMI MAE's indirect seventy-three percent (73%) limited partnership interest in CMSLP will have the same character as it does in the hands of CMSLP and will not qualify under either the 95% or 75% gross income tests.

  The income derived by the Services Corporation through its general partnership interest in CMSLP will be subject to corporate income taxes. To the extent the Services Corporation pays dividends to CRIIMI MAE, such dividends will be qualified income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Payments of interest on certain installment notes payable by the Services Corporation to CRIIMI MAE Management, Inc. will reduce the taxable income of the Services Corporation and will be qualified REIT income for CRIIMI MAE for the purposes of the 95% gross income test, but not for purposes of the 75% gross income test. CRIIMI MAE believes that the amount of non-qualifying gross income estimated to be allocated to CRIIMI MAE in future years as a result of its indirect partnership interest in CMSLP will be less than five percent (5%) of CRIIMI MAE's aggregate gross income in each year.

  Any gain realized by CRIIMI MAE on the sale of any property (including mortgage loans and mortgage-backed securities) held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from prohibited transactions that is subject to a one hundred percent (100%) penalty tax. Any such prohibited transactions also could have an adverse effect upon CRIIMI MAE'S ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends upon the facts and circumstances with respect to the particular transaction. CRIIMI MAE does not believe that its assets qualify as inventory or other property held primarily for sale to customers in the ordinary course of business and, accordingly, does not believe that income from the sale of such assets will be treated as income from prohibited transactions.

  If CRIIMI MAE (as expected) has "excess inclusion" income (attributable to its interest, if any, in a residual interest in a real estate mortgage investment conduit ("REMIC")) or if all or a portion of CRIIMI MAE or its subsidiaries are treated as a TMP under section 770(i) of the Code, and a "disqualified organization" (generally, tax-exempt entities not subject to tax on unrelated business income, including governmental organizations) holds Common Shares, CRIIMI MAE will be taxed at the highest corporate income tax rate on the amount of excess inclusion income for the taxable year allocable to the Common Shares held by such disqualified organization. If Common Shares are held by a pass-through entity (such as a REIT or mutual fund) and the shares of such pass-through entity are held by a disqualified organization, then such pass-through entity, rather than CRIIMI MAE, will be subject to tax. Pass-through entities contemplating the purchase of the Common Shares offered hereby are urged to consult with their own tax advisor concerning the tax consequences of holding Common Shares.

  With respect to any asset (a "Built-In Gain Asset") acquired by CRIIMI MAE from a corporation which is or has been a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the Built-In Gain Asset in the hands of CRIIMI MAE is determined by reference to the basis of the asset in the hands of the C corporation, if CRIIMI MAE recognized gain on the disposition of such asset during the ten year period (the "Recognition Period") beginning on the date on which such asset was acquired by CRIIMI MAE, then, to the extent of the Built-In Gain (i.e., the excess of (a) the fair market value of such asset over (b) CRIIMI MAE's adjusted basis in such asset, determined as of beginning of the Recognition Period), such gain will be subject to tax at the highest regular corporate rate pursuant to Treasury Regulations that have not yet been promulgated. The results described above with respect to the recognition of Built-In Gain assume that CRIIMI MAE will make an election pursuant to IRS Notice 88-19. CRIIMI MAE does not believe that it presently owns any significant amount of Built-In Gain Assets.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

  As long as CRIIMI MAE qualifies as a REIT, distributions made to CRIIMI MAE's taxable domestic stockholders out of current or accumulated earnings and profits, as determined for federal income tax purposes, and not designated as capital gain dividends, will be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for stockholders that are corporations. Distributions that are properly designated by CRIIMI MAE as capital gain dividends will be taxable to taxable stockholders as long-term capital gain (to the extent that capital gains dividends do not exceed CRIIMI MAE's actual net capital gain for the taxable year) without regard to the period for which such taxable stockholders have held their Common Shares. Corporate stockholders, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

  On November 10, 1997, the IRS issued IRS Notice 97-64, which provides generally that a REIT such as CRIIMI MAE may classify portions of its designated capital gains dividend as a distribution attributable to either the 20%, 25%, or 28% long-term capital gain group. (If no designation is made, the entire designated capital gain dividend will be treated as a 28% rate gain distribution. For a discussion of the 20%, 25%, and 28% tax rates applicable to individuals, see "--Recent Legislation" below.) CRIIMI MAE must determine the maximum amount that it may designate as 20% and 25% rate capital gain dividends by performing the computation required by the Code as if CRIIMI MAE were an individual whose ordinary income were subject to a marginal tax rate of at least 28%. The Notice further provides that designations made by CRIIMI MAE only will be effective to the extent that they comply with Revenue Ruling 89-81, which requires that distributions made to different classes of shares be composed proportionately of dividends of a particular type. (The long-term capital gain rate preference only applies to non-corporate stockholders.)

  To the extent that CRIIMI MAE makes distributions in excess of current and accumulated earnings and profits as determined for federal income tax purposes, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Common Shares by the amount of such distribution (but not below zero), with distributions in excess of the stockholder's tax basis taxable as gain from the sale or exchange of Common Shares. In addition, any dividend declared by CRIIMI MAE in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by CRIIMI MAE and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by CRIIMI MAE during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of CRIIMI MAE.

  CRIIMI MAE has issued and intends in the future to issue, debt instruments which might cause CRIIMI MAE or its subsidiaries to be treated as a TMP under section 7701(i) of the Code. If CRIIMI MAE or any of its subsidiaries is treated as a TMP, some portion of the ordinary or capital gain dividends received by a stockholder may be considered excess inclusion income. If a portion of the ordinary or capital gain dividends received by a stockholder from CRIIMI MAE is designated as excess inclusion income, the taxable income of that stockholder shall in no event be less than its allocable excess inclusion income, regardless of its other items of income or deduction. In addition, if a mutual fund is a stockholder of CRIIMI MAE, the mutual fund's investors who are Non-U.S. Holders or tax-exempt entities will encounter, with respect to their indirect share of any excess inclusion income, the same consequences as described below under "--Taxation of Non-U.S. Holders" and "--Taxation of Tax-Exempt Stockholders."

  Given the size of the debt issuances described in the preceding paragraph, to the extent CRIIMI MAE or any of its subsidiaries is treated as a TMP, significant amounts of excess inclusion income will result. Domestic holders are urged to consult with tax counsel concerning the impact such excess inclusion income will have on their tax situations.

  In general, any loss upon a sale or exchange of Common Shares by a stockholder who has held such Common Shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from CRIIMI MAE required to be treated by such stockholder as long-term capital gains. For stockholders who are individuals, trusts and estates, the long-term capital loss will be apportioned among the applicable long-term capital gain groups to the extent that distributions received by such stockholder were previously so treated.

RECENT LEGISLATION

  Pursuant to the Taxpayer Relief Act of 1997 (the "1997 Act"), for CRIIMI MAE'S taxable years commencing on or after January 1, 1998, CRIIMI MAE may elect to require holders of Common Shares to include CRIIMI MAE's undistributed net capital gains in their income. If CRIIMI MAE makes such an election, holders of Common Shares will (i) include in their income as long-term capital gains their proportionate share of such undistributed capital gains and (ii) be deemed to have paid their proportionated share of the tax paid by CRIIMI MAE on such undistributed capital gains and thereby receive a credit or refund for such amount. A holder of Common Shares will increase the basis in its Common Shares by the difference between the amount of capital gains included in its income and the amount of the tax it is deemed to have paid. The earnings and profits of CRIIMI MAE will be adjusted appropriately. The 1997 Act, however, did not change the 4% excise tax imposed on the CRIIMI MAE upon a failure to make certain required distributions.

  The 1997 Act contains certain changes to the taxation of capital gains of individuals, trusts and estates. Subject to certain exceptions, for individuals, trusts and estates, the maximum rate of tax on the net capital gain from a sale or exchange occurring after July 28, 1997 of a capital asset held for more than 18 months has been reduced from 28% to 20%. The maximum rate has been reduced to 18% for capital assets acquired after December 21, 2000 and held for more than five years. The maximum rate for capital assets held for more than one year but not more than 18 months remains at 28%. The 1997 Act also provides a maximum rate of 25% for "unrecognized section 1250 gain" for individuals, trusts and estates, special rules for "qualified 5-year gain," and other changes to prior law. The 1997 Act provides the IRS with authority to issue regulations that could, among other things, apply these rates on a look-through basis in the case of "pass-through" entities such as CRIIMI MAE. See "--Taxation of Taxable Domestic Stockholders" above for reference to Notice 97-64. The taxation of capital gains of corporations was not changed by the 1997 Act.

TAXATION OF NON-U.S. HOLDERS

  In general, distributions to a Non-U.S. Holder of Common Shares which are not attributable to gain from the sale or exchange of United States real property interests and are not designated by CRIIMI MAE as capital gain dividends will be treated as dividends of ordinary income (to the extent of earnings and profits for U.S. federal income tax purposes). Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a permanent establishment in the United States ("U.S. trade or business income") generally are subject to U.S. federal income tax at regular rates (and, in the case of a Non-U.S. Holder that is a corporation, under certain circumstances may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty), but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payor.

  To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current Treasury Regulations to be paid to a resident of that country, unless the payor has definite knowledge that such presumption is not warranted or an applicable tax treaty (or United States Treasury Regulations thereunder) requires some other method for determining a Non-U.S. Holder's residence. However, under new regulations adopted by the U.S. Treasury on October 6, 1997, dividends paid after December 31, 1998 to a Non-U.S. Holder could be subject to backup withholding at a 31 percent rate unless certain documentation procedures are complied with. Under current regulations, CRIIMI MAE must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement with the tax authorities of the country in which the Non-U.S. Holder resides.

  Distributions by CRIIMI MAE which are not dividends out of earnings and profits (as determined for U.S. federal income tax purposes) should not be subject to U.S. withholding tax. Such distributions are treated first as a tax-free return of capital to the Non-U.S. Holder, reducing the tax basis of the Non-U.S. Holder's Common Shares by the amount of such distribution (but not below zero), with distributions in excess of the Non-U.S. Holder's tax basis taxable (to the same extent described below) as a sale or exchange of Common Shares, the tax treatment of which is described below. As a result of a legislative change made by the Small Business Job Protection Act of 1996, it appears that CRIIMI MAE will be required to withhold 10% of any distribution in excess of CRIIMI MAE's current and accumulated earnings and profits. Consequently, although CRIIMI MAE intends to withhold at a rate of 30% on the entire amount of any distribution (or a lower applicable treaty rate), to the extent that CRIIMI MAE does not do so, any portion of a distribution not subject to withholding at a rate of 30% (or a lower applicable treaty rate) will be subject to withholding at a rate of 10%. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of CRIIMI MAE and the amount withheld exceeds the Non-U.S. Holder's tax liability. CRIIMI MAE does not expect to pay dividends in excess of current and accumulated earnings and profits.

  The 1997 Act allows CRIIMI MAE to elect to retain and pay income tax on net long-term capital gains it received during the tax year. If CRIIMI MAE makes this election, CRIIMI MAE stockholders must include in income as long-term capital gains their proportionate share of the undistributed long-term capital gains as designated by CRIIMI MAE. The stockholder is deemed to have paid the stockholder's share of the tax, which is credited or refunded to the stockholder. The basis of the stockholder's shares would be increased by the amount of the undistributed long-term capital gains (less the amount of capital gains tax paid by CRIIMI MAE) included in the stockholder's long-term capital gains.

  As discussed above, CRIIMI MAE and its subsidiaries have issued, and in the future intend to issue, debt instruments that might cause CRIIMI MAE or its subsidiaries to be treated as a TMP under section 7701(i) of the Code. If CRIIMI MAE or any of its subsidiaries is treated as a TMP, some portion of the ordinary or capital gain dividends received by a stockholder may be considered excess inclusion income. If a portion of the ordinary or capital gain dividends received by a Non-U.S. Holder of Common Shares from CRIIMI MAE is designated as excess inclusion income, any such excess inclusion income will be subject to 30% withholding (unless such income is effectively connected with a U.S. trade or business) and such withholding would not be eligible for reduction under income tax treaties.

  Given the size of the debt issuances described in the preceding paragraph, to the extent CRIIMI MAE or any of its subsidiaries is treated as a TMP, significant amounts of excess inclusion income will result. Non-U.S. Holders of Common Shares are urged to consult with tax counsel concerning the impact such excess inclusion income will have on their tax situations.

  Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), for as long as CRIIMI MAE qualifies as a REIT, a distribution made by CRIIMI MAE to a Non-U.S. Holder that is attributable to gains from the sale or exchange of U.S. real property interests generally will be taxable as U.S. trade or business income. Therefore, Non-U.S. Holders generally will be taxed at the capital gain rates applicable to U.S. Holders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Holder (unless reduced or eliminated by treaty). In addition, CRIIMI MAE will be required to withhold U.S. tax equal to 35% of the amount of dividends that could have been designated as capital gain dividends, but such requirement apparently is limited to the amount of such gain that is attributable to the sale or exchange of U.S. real property interests. The amount so withheld is creditable against the U.S. federal income tax liability of such Non-U.S. Holder and a refund may be available if the amount withheld exceeds the U.S. federal income tax liability of the Non-U.S. Holder. CRIIMI MAE believes that any gains on its mortgage investments would not be subject to FIRPTA because such mortgages merely secure a debt and CRIIMI MAE will not be entitled to a direct or indirect right to share in the appreciation in the value of, or in the gross or net proceeds or profits generated by, the underlying real property.

  If CRIIMI MAE is a "domestically controlled REIT," a sale of Common Shares by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. A REIT is a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. CRIIMI MAE is currently, and anticipates continuing to be, a domestically controlled REIT. Therefore, it anticipates that a Non-U.S. Holder's sale of Common Shares will not be subject to taxation under FIRPTA. Because the Common Shares will be publicly traded, however, no assurance can be given that CRIIMI MAE will continue to be a domestically controlled REIT.

  If CRIIMI MAE does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of Common Shares nevertheless generally will not be subject to tax under FIRPTA provided that either (i) CRIIMI MAE is not a "United States real property holding corporation" (which is defined in the Code generally as any corporation if the net fair market value of its U.S. real property interests accounts for 50% or more of the net fair market value of its assets at any time during the 5-year period prior to such sale), or (ii) the shares are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the New York Stock Exchange, on which the Common Shares are listed), and the selling Non-U.S. Holder held 5% or less of CRIIMI MAE's outstanding shares at all times during a specified testing period.

  If gain on the sale of the Common Shares by a non-U.S. Holder is subject to taxation under FIRPTA, the income would be taxable as U.S. trade or business income (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of Common Shares could be required to withhold 10% of the purchase price and remit such amount to the IRS.

  If FIRPTA does not apply to the sale of the Common Shares, a Non-U.S. Holder that owns the Common Shares as a capital asset nonetheless will be subject to U.S. federal income tax on any gain realized on the sale of Common Shares if
(i) such gain is U.S. trade or business income, (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more during the year of such sale and certain other conditions are met, or (iii) the Non-U.S. Holder is taxed under rules applicable to certain U.S. expatriates.

  In general, an individual who is a Non-U.S. Holder for U.S. estate tax purposes will incur liability for U.S. federal estate tax if the fair market value of the property included in such individual's taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, Common Shares owned or treated as owned by an individual who is a Non-U.S. Holder (for U.S. estate tax purposes) at the time of death will be included in the individual's taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

  The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employee pension trust do not constitute unrelated business taxable income ("UBTI"). Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by CRIIMI MAE to a stockholder that is a tax-exempt entity also should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Common Shares with "acquisition indebtedness" within the meaning of the Code, and that the Common Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

  Legislation effective for taxable years beginning on or after January 1, 1994, requires certain pension trust stockholders owning more than 10 percent (by value) of the outstanding shares of a REIT to treat a percentage of dividends received from the REIT as UBTI under certain circumstances. Pension trust stockholders should consult their own tax advisors concerning the effect of such legislation on their investment in the Common Shares.

  CRIIMI MAE has issued, and intends to issue in the future, debt instruments which might cause CRIIMI MAE to be considered a TMP under section 7701 (i) of the Code. If CRIIMI MAE or any of its subsidiaries is treated as a TMP, a portion of the ordinary or capital gain dividends received by a tax-exempt stockholder may be considered excess inclusion income. If a portion of the ordinary or capital gain dividends received by a tax-exempt stockholder is designated as excess inclusion income, such amount will be considered UBTI. Additionally, the UBTI of a tax-exempt stockholder shall in no event be less than its allocable share of excess inclusion income, regardless of its other items of income or deduction.

  Given the size of the debt issuances described in the preceding paragraph, to the extent CRIIMI MAE or any of its subsidiaries is treated as a TMP, significant amounts of excess inclusion income will result. Tax-exempt holders are urged to consult with tax counsel concerning the impact such excess inclusion income will have on their tax situations.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING TAX

  Payments in respect of dividends or proceeds from the sale or other disposition of Common Shares may be subject to information reporting to the IRS and to a 31% U.S. backup withholding tax. Backup withholding generally will not apply, however, to a holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. In addition, backup withholding generally will not apply to dividends paid on Common Shares to a Non-U.S. Holder outside of the United States. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a stockholder will be allowed as a credit against such stockholder's federal income tax liability and may entitle such stockholder to a refund, provided that the required information is furnished to the IRS. Accordingly, stockholders should consult their own tax advisors with respect to any such information reporting and backup withholding requirements, including their potential for qualification for exemption therefrom.

  On October 6, 1997, the Treasury Department issued final rules with respect to withholding tax on income paid to Non-U.S. Holders and related matters (the "New Withholding Regulations"). The New Withholding Regulations will generally be effective for payments made after December 31, 1998, subject to certain transition rules. The New Withholding Regulations modify the requirements imposed on a Non-U.S. Holder and certain intermediaries for establishing the recipient's status as a Non-U.S. Holder eligible for exemption from withholding and backup withholding. In particular, the New Withholding Regulations impose more stringent conditions on the ability of financial intermediaries acting for a Non-U.S. Holder to provide certifications on behalf of the Non-U.S.

Holder, which may include entering into an agreement with the IRS to audit certain documentation with respect to such certifications. Non-U.S. Holders that are subject to withholding are urged to consult their own tax advisors with respect to the New Withholding Regulations.

  THE FEDERAL INCOME TAX SUMMARY SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. PROSPECTIVE PURCHASERS OF THE COMMON SHARES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PRECISE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF ACQUIRING, OWNING AND DISPOSING OF THE COMMON SHARES.

                                 UNDERWRITING

  Prudential Securities Incorporated and Friedman, Billings, Ramsey & Co., Inc. (the "Underwriters"), have agreed, subject to the terms and conditions contained in the related underwriting agreement between the Company and the Underwriters (the " Underwriting Agreement") to purchase from the Company the number of shares of Common Stock set forth below opposite their respective names.

                                                                        NUMBER
   UNDERWRITER                                                         OF SHARES
   -----------                                                         ---------
   Prudential Securities Incorporated.................................
   Friedman, Billings, Ramsey & Co., Inc..............................
                                                                       ---------
      Total........................................................... 2,500,000
                                                                       =========

  The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby if any are purchased.

  The Underwriters have advised the Company that they propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus Supplement, that the
Underwriters may allow to selected dealers a concession of $   per share, and
that such dealers may re-allow a concession of $   per share to certain other
dealers. After the public offering, the public offering price and the concessions may be changed by the Underwriters.

  The Company has granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the public offering price, less the underwriting discounts and commissions, as set forth on the cover page of this Prospectus Supplement. The Underwriters may exercise such option solely for the purpose of covering over-allotments incurred in the sale of shares of Common Stock offered hereby. To the extent such option to purchase is exercised, the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth next to such Underwriter's name in the preceding table bears to 2,500,000.

  The Company has agreed to indemnify the Underwriters against and contribute to any losses arising out of certain liabilities, including liabilities under the Securities Act.

  CRIIMI MAE and certain of its officers, directors and affiliates have agreed not to, directly or indirectly, offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase, or otherwise sell or dispose (or announce any offer, sale, offer of sale, contract of sale, pledge, grant of any option to purchase or other sale or disposition) of any Common Shares, or any securities exercisable or exchangeable for Common Shares or rights to purchase Common Shares (except for issuances by CRIIMI MAE pursuant to stock option or dividend reinvestment and certain other agreements) for a period of 45 days after the date of this Prospectus Supplement without the prior written consent of Prudential Securities Incorporated on behalf of the Underwriters subject to shares of Series C Cumulative Convertible Preferred Stock issued under an agreement with an institutional investor through June 1998. Prudential Securities Incorporated may, in its sole discretion, release all or any portion of the shares subject to such lock-up agreements.

  In connection with the Offering, the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Common Shares and the Series B Preferred Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Common Shares and the Series B Preferred Stock for the purpose of stabilizing it's market price. The Underwriters may also create a short position for the account of the Underwriters by selling more Common Shares in connection with the Offering than they are committed to purchase from the Company, and in such case may purchase Common Shares in the open market following completion of the Offering to cover all or a portion of such short position. The Underwriters may also cover all or a portion of such short position, up to 375,000 shares, by exercising the Underwriters' over-allotment option referred to above. In addition, Prudential Securities Incorporated, on behalf of the Underwriters, may impose "penalty bids" whereby it may reclaim from an Underwriter for the account of the other Underwriters, the selling concession with respect to Common Shares that are distributed in the Offering but subsequently purchased for the account of the Underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of the Common Shares at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required and, if they are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock pursuant to this Prospectus Supplement and certain legal matters set forth in "Certain United States Federal Income Tax Considerations" will be passed upon for CRIIMI MAE by Swidler & Berlin, Chartered, Washington, D.C. Certain legal matters will be passed upon for the Underwriters by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

  The consolidated financial statements of CRIIMI MAE as of December 31, 1997 and 1996 and for the years ended December 31, 1997, 1996 and 1995 incorporated by reference in this Prospectus Supplement and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

PROSPECTUS

                                CRIIMI MAE INC.

                                 $264,915,000

         DEBT SECURITIES, PREFERRED SHARES, COMMON SHARES AND WARRANTS

  CRIIMI MAE Inc. ("CRIIMI MAE") may from time to time offer in one or more series its debt securities (the "Debt Securities"), shares of its preferred stock, par value $.01 per share (the "Preferred Shares"), shares of its common stock, par value $.01 per share (the "Common Shares"), and warrants to purchase Preferred Shares or Common Shares (the "Warrants"), with an aggregate public offering price of up to $264,915,000 (or its foreign currency equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The Debt Securities, Preferred Shares, Common Shares and Warrants (collectively, the "Securities") may be offered, separately or together, in separate series in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

  The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, ranking, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the option of CRIIMI MAE or repayment at the option of the holder, terms for sinking fund payments, terms for conversion into Preferred Shares or Common Shares, covenants and any initial public offering price; (ii) in the case of Preferred Shares, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; (iii) in the case of Common Shares, any public offering price; and (iv) in the case of Warrants, the number and terms thereof, the designation and number or amount of Preferred Shares or Common Shares issuable upon their exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of CRIIMI MAE as a real estate investment trust ("REIT") for federal income tax purposes. See "Certain United States Federal Income Tax Considerations."

  The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

  The Securities may be offered directly, through agents designated from time to time by CRIIMI MAE, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such Securities.

  CRIIMI MAE's Common Shares, and shares of its Series B Cumulative Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Shares"), are traded on the New York Stock Exchange (the "NYSE") under the symbol "CMM" and "CMM-PrB," respectively.

                               ----------------

  THESE SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES  AND  EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES
        COMMISSION  PASSED  UPON  THE  ACCURACY OR  ADEQUACY  OF  THIS
          PROSPECTUS.  ANY  REPRESENTATION  TO  THE  CONTRARY  IS  A
            CRIMINAL OFFENSE.

                               ----------------

  THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
                               ----------------

                THE DATE OF THIS PROSPECTUS IS MARCH 11, 1998.

                             AVAILABLE INFORMATION

  CRIIMI MAE and certain of its subsidiaries are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC" or "Commission"). Reports, proxy statements and other information filed by CRIIMI MAE can be inspected and copied at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy material and other information concerning CRIIMI MAE may be inspected at the NYSE, 20 Broad Street, New York, New York 10005 or reviewed through the Commission's Electronic Data Gathering Analysis and Retrieval System, which is publicly available through the Commission's Web site (http://www.sec.gov).

  This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by CRIIMI MAE with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement for further information with respect to CRIIMI MAE and the Securities. Statements contained in this Prospectus and any accompanying Prospectus Supplement concerning the provisions or contents of any contract, agreement or any other document referred to herein are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the Registration Statement, reference is made to such exhibit for a more complete description of the matters involved, and each such statement shall be deemed qualified in its entirety by such reference to the copy of the applicable document filed with the Commission. The Registration Statement including the exhibits and schedules thereto, may be inspected without charge at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. and copies of it or any part thereof may be obtained from such office, upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by CRIIMI MAE with the SEC (File No. 1-10360) are incorporated herein by reference (collectively, the "Incorporated Information"):

    1. Annual Report on Form 10-K for the year December 31, 1997.

    2. Definitive Proxy Statements dated March 26, 1997, April 28, 1995 and April 6, 1993.

    3. Form 8-K, as filed with the SEC on June 30, 1995.

    4. Form 8-A, as filed with the SEC on October 16, 1989.

    5. Form 8-B, as filed with the SEC on October 27, 1993.

  The Prospectus should be read in conjunction with the Incorporated Information and any applicable Prospectus Supplement, which are incorporated by reference into the Prospectus. All documents filed by CRIIMI

MAE pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  CRIIMI MAE will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference. Requests for such copies should be directed to CRIIMI MAE's principal executive offices: CRIIMI MAE Inc., Investor Services, 11200 Rockville Pike, Rockville, Maryland 20852, or telephone (301) 816-2300 or toll-free (800) 266-0535.

                                  CRIIMI MAE

  CRIIMI MAE is a full service commercial mortgage company structured as a self-administered real estate investment trust ("REIT"). CRIIMI MAE's portfolio of assets consists primarily of non-investment grade subordinated securities backed by first mortgage loans on multifamily and other commercial real estate ("Subordinated CMBS") and interests in government insured or guaranteed mortgages secured by multifamily housing complexes located throughout the United States. CRIIMI MAE believes that its concentration on acquiring Subordinated CMBS and originating commercial mortgage loans for its own securitization program, together with its expertise as an underwriter and servicer, enable CRIIMI MAE to take advantage of the rapid growth in the securitization of debt backed by income-producing commercial real estate. CRIIMI MAE is one of the largest publicly traded REITs focused primarily on the acquisition of Subordinated CMBS. In addition, CRIIMI MAE provides certain servicing functions, including acting as the special servicer for the commercial mortgage loans underlying its Subordinated CMBS portfolio, with respect to commercial mortgage assets.

                                USE OF PROCEEDS

  Unless otherwise specified in the applicable Prospectus Supplement for any offering of Securities, CRIIMI MAE intends to use the majority of the net proceeds from the sale of Securities (i) to acquire additional mortgage assets, primarily Subordinated CMBSs, (ii) to sponsor and/or participate in collateralized mortgage obligation programs, and (iii) for other general corporate purposes, including working capital. Pending their use for the foregoing purposes, the net proceeds may be invested in short term, interest-bearing accounts and/or used to pay down debt on a temporary basis.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND
                           PREFERRED STOCK DIVIDENDS

  The following table sets forth CRIIMI MAE's consolidated ratios of (i) earnings to fixed charges and (ii) earnings to combined fixed charges and preferred stock dividends for the periods shown:

                                                      YEARS ENDED DECEMBER 31,
                                                      ------------------------
                                                      1993 1994 1995 1996 1997
                                                      ---- ---- ---- ---- ----
   Ratio of earnings to fixed charges................ 1.48 1.66 1.35 1.56 1.70
   Ratio of earnings to combined fixed charges and
    preferred stock dividends*....................... 1.48 1.66 1.35 1.47 1.57

--------
* Prior to the offering of Series A Cumulative Convertible Preferred Stock on July 1, 1996, CRIIMI MAE did not have any issued or outstanding Preferred Shares.

  For purposes of computing these ratios, earnings consist of CRIIMI MAE's consolidated net income, plus fixed charges, extraordinary items, loss from investment in limited partnerships and dividends on Preferred Shares. Fixed charges and Preferred Share dividends consist of gross interest cost, including amortization of debt cost, discount or premium and adjustment to hedges for valuation and sales, and dividends on Preferred Shares.

                        DESCRIPTION OF DEBT SECURITIES

GENERAL

  The Debt Securities are to be issued under one or more trust indentures (each, an "Indenture") between CRIIMI MAE and one or more trustees (each, a "Trustee"). The form of the Subordinated Indenture (as defined below) and the form of the Senior Indenture (as defined below) have been filed as exhibits to the Registration Statement of which this Prospectus is a part. The Indentures are subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The statements made under this heading relating to the Debt Securities and the Indentures, as modified or superseded by any applicable Prospectus Supplement, are summaries of the provisions thereof and do not purport to be complete and are qualified in their entirety by reference to the Indentures and such Debt Securities. If Debt Securities are to be issued, a description of their terms (as well as the form of Debt Securities) will be filed by CRIIMI MAE as an exhibit to a current report on Form 8-K and incorporated herein by reference.

  When issued, the Debt Securities will be direct obligations of CRIIMI MAE and may be either senior Debt Securities ("Senior Debt Securities") or subordinated Debt Securities ("Subordinated Debt Securities"). The indebtedness represented by Subordinated Debt Securities, as set forth below under "--Subordination," will be subordinate in right of payment to Senior Debt Securities and other senior indebtedness of CRIIMI MAE. In addition to the terms of the Indenture and any specific, express terms of the Debt Securities described below, the issuance of the Debt Securities will be limited by, and subject to certain terms of, CRIIMI MAE's existing financing facilities. Senior Debt Securities and Subordinated Debt Securities will be issued pursuant to separate indentures (respectively, a "Senior Indenture" and a "Subordinated Indenture"), in each case between the Company and a Trustee.

TERMS

  The applicable Indenture may provide that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of CRIIMI MAE (the "Board") or as established in one or more indentures supplemental to such Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

  The applicable Indenture may also provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the applicable Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee, and, except as otherwise indicated therein, any action described therein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

  Reference is made to the Prospectus Supplement relating to the series of Debt Securities being offered for the specific terms thereof, including:

    (1) the title of such Debt Securities and whether such Debt Securities are Senior Debt Securities or Subordinated Debt Securities;

    (2) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Shares and/or Preferred Shares, or the method by which any such portion shall be determined;

    (4) if convertible, in connection with the preservation of CRIIMI MAE's status as a REIT, any applicable limitations on the ownership or transferability of the Common Shares and/or Preferred Shares into which such Debt Securities are convertible;

    (5) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (6) the rate or rates (which may be fixed or variable), or the method by which such rate or rates shall be determined, at which such Debt Securities will bear interest, if any;

    (7) the date or dates, or the method for determining such date or dates, from which any such interest will accrue, the interest payment dates on which any such interest will be payable, the regular record dates for such interest payment dates, or the method by which such dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

    (8) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon CRIIMI MAE in respect of such Debt Securities and the applicable Indenture may be served;

    (9) the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, as a whole or in part, at the option of CRIIMI MAE, if CRIIMI MAE is to have such an option;

    (10) the obligation, if any, of CRIIMI MAE to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

    (11) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (12) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

    (13) whether such Debt Securities will be issued in the form of one or more global securities and whether such global securities are to be issuable in a temporary global form or permanent global form;

    (14) any additions to, modifications of or deletions from the terms of such Debt Securities with respect to the events of default or covenants set forth in the applicable Indenture;

    (15) any provision for collateral security for repayment of such Debt Securities;

    (16) whether such Debt Securities will be issued in certificated or book-entry form;

    (17) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (18) the applicability, if any, of the defeasance and covenant defeasance provisions of the applicable Indenture;

    (19) the terms, if any, upon which such Debt Securities may be convertible into Common Shares and/or Preferred Shares and the terms and conditions upon which such conversion will be effected, including, without limitation, the initial conversion price or rate and the conversion period;

    (20) whether and under what circumstances CRIIMI MAE will pay additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether CRIIMI MAE will have the option to redeem such Debt Securities in lieu of making such payment; and

    (21) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

  The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities") or that the principal amount thereof payable at their stated maturity may be more or less than the principal amount thereof at original issuance ("Indexed Securities"). Special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities or Indexed Securities will be described in the applicable Prospectus Supplement.

  Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the ability of CRIIMI MAE to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving CRIIMI MAE or in the event of a change of control. Restrictions on ownership and transfers of CRIIMI MAE's Common Shares and Preferred Shares are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of, or additions to, the events of default or covenants of CRIIMI MAE that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

  Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

  Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the corporate trust office of the Trustee; provided that, at the option of CRIIMI MAE, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the register to be maintained by the Trustee or by wire transfer of funds to such person at an account maintained within the United States.

  Any interest not punctually paid or duly provided for on any interest payment date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the holder thereof on the applicable record date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof shall be given to each holder of such Debt Security not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture.

  Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer thereof at the corporate trust office of the applicable Trustee. Every Debt Security tendered for conversion, registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but CRIIMI MAE may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by CRIIMI MAE with respect to any series of Debt Securities, CRIIMI MAE may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that CRIIMI MAE will be required to maintain a transfer agent in each place of payment for such series of Debt Securities. CRIIMI MAE may at any time designate additional transfer agents with respect to any series of Debt Securities.

  To protect CRIIMI MAE's status as a REIT, CRIIMI MAE may refuse to effect a transfer of Debt Securities if, as a result of such transfer, any person would beneficially own, either directly or indirectly, more than 9.8% of CRIIMI MAE's outstanding capital stock. Neither CRIIMI MAE nor any Trustee shall be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; or (iii) for Debt Securities repayable at the option of the holder, issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE

  Each Indenture will provide that CRIIMI MAE may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other corporation or trust or other entity provided that (a) either CRIIMI MAE shall be the continuing corporation, or the successor corporation (if other than CRIIMI MAE) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets and shall be an entity organized and existing under the laws of the United States or a state thereof and the successor entity shall expressly assume payment of the principal of (and premium, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in the applicable Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of CRIIMI MAE or any subsidiary as a result thereof as having been incurred by CRIIMI MAE or such subsidiary at the time of such transaction, no event of default under the applicable Indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

  Existence. Except as permitted under "--Merger, Consolidation or Sale," CRIIMI MAE will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (charter and statutory) and franchises; provided, however, that CRIIMI MAE shall not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the holders of the Debt Securities.

  Maintenance of Properties. CRIIMI MAE will cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of CRIIMI MAE may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that CRIIMI MAE and its subsidiaries shall not be prevented from discontinuing the operation and maintenance of any such properties if such discontinuance is in the judgment of CRIIMI MAE desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Debt Securities.

  Payment of Taxes and Other Claims. CRIIMI MAE will pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of CRIIMI MAE or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of CRIIMI MAE or any subsidiary; provided, however, that CRIIMI MAE shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings.

  Additional Covenants. Any additional covenants of CRIIMI MAE with respect to any series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER
  Each Indenture will describe specific "Events of Default" with respect to any series of Debt Securities issued thereunder. Such "Events of Default" are likely to include (with grace and cure periods): (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series when due and payable, at maturity, upon redemption or otherwise which continues for five business days; (c) default in making any sinking fund payment as required for any Debt Security of such series which continues for five business days; (d) default in the performance or breach of any other covenant or warranty of CRIIMI MAE contained in the applicable Indenture (other than a covenant added to such Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the applicable Indenture; (e) a default not being contested in good faith by CRIIMI MAE under any bond, debenture, note or other evidence of indebtedness for money borrowed by CRIIMI MAE (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles but not including any indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $10,000,000 or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by CRIIMI MAE (including such leases but not including such indebtedness or obligations for which recourse is limited to property purchased) in an aggregate principal amount in excess of $10,000,000 by CRIIMI MAE, whether such indebtedness now exists or shall hereafter be created which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of CRIIMI MAE or any Significant Subsidiary or either of its properties; and (g) any other Event of Default provided with respect to a particular series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of CRIIMI MAE.

  If an Event of Default under an Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to CRIIMI MAE (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority in principal amount of outstanding Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may
be) may rescind and annul such declaration and its consequences if (a) CRIIMI MAE shall have paid or deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all Events of Default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the applicable Indenture. Each Indenture will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

  The applicable Trustee will be required to give notice to the holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default shall have been cured or waived; provided, however, that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if designated officers of such Trustee consider such withholding to be in the interest of such holders.

  The right of any holder to institute a proceeding with respect to an Indenture will be subject to certain conditions precedent including notice and indemnity to the applicable Trustee, but the holder has an absolute right to receipt of principal of (and premium, if any) and interest on such holder's Debt Security on or after the respective due dates expressed in the Debt Security, and to institute suit for the enforcement of any such payments.

  Subject to provisions in the Indenture relating to its duties in case of default, no Trustee will be under an obligation to exercise any of its rights or powers under such Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under such Indenture, unless such holders shall have offered to the applicable Trustee thereunder reasonable security or indemnity. The holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of any series (or of all Debt Securities then outstanding under the applicable Indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, each Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

  Within 120 days after the close of each fiscal year, CRIIMI MAE will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof.

MODIFICATION OF THE INDENTURE

  Modifications and amendments of an Indenture may be made only with the consent of the holders of not less than a majority in aggregate principal amount of all outstanding Debt Securities issued under the Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such Debt Security affected thereby, (a) change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of, premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

  The holders of not less than a majority in principal amount of outstanding Debt Securities issued under an Indenture have the right to waive compliance by CRIIMI MAE with certain covenants in such Indenture.

  Modifications and amendments of an Indenture may be made by CRIIMI MAE and the respective Trustee thereunder without the consent of any holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to CRIIMI MAE as obligor under such Indenture; (ii) to add to the covenants of CRIIMI MAE for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon CRIIMI MAE in such Indenture; (iii) to add Events of Default for the benefit of the holders of all or any series of Debt Securities; (iv) to add or change any provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Shares and/or Preferred Shares; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in the Indenture, provided that such action shall not adversely affect the interests of holders of Debt Securities of any series issued under such Indenture in any material respect; or (x) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

  Each Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of a Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above),
(iii) the principal amount of an Indexed Security that shall be deemed outstanding shall be the principal face amount of such Indexed Security at original issuance, unless otherwise provided with respect to such Indexed Security pursuant to the Indenture, and (iv) Debt Securities owned by CRIIMI MAE or any other obligor upon the Debt Securities or any affiliate of CRIIMI MAE or of such other obligor shall be disregarded.

  Each Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be called at any time by the applicable Trustee, and also, upon request, by CRIIMI MAE or the holders of at least 25% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the applicable Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the applicable Indenture will be binding on all holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

  Notwithstanding the foregoing provisions, if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the applicable Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (i) there shall be no minimum quorum requirement for such meeting and (ii) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

SUBORDINATION

  Upon any distribution to creditors of the Company in a liquidation, dissolution or reorganization, the payment of the principal of and interest on any Subordinated Debt Securities will be subordinated to the extent provided in the applicable Indenture in right of payment to the prior payment in full of all Senior Debt Securities and other senior indebtedness. No payment of principal or interest will be permitted to be made on Subordinated Debt Securities at any time if a default in Senior Debt Securities exists that permits the holders of such Senior Debt Securities to accelerate their maturity and the default is the subject of judicial proceedings or the Company receives notice of the default. After all Senior Debt Securities are paid in full and until the Subordinated Debt Securities are paid in full, holders of Subordinated Debt Securities will be subrogated to the right of holders of Senior Debt Securities to the extent that distributions otherwise payable to holders of Subordinated Debt Securities have been applied to the payment of Senior Debt Securities. By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than holders of Subordinated Debt Securities. If this Prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will contain the approximate amount of Senior Debt Securities outstanding as of the end of the Company's most recent fiscal quarter.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

  Under the Indentures, CRIIMI MAE may be permitted to discharge certain obligations to holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

  Each Indenture will provide that, under certain circumstances, CRIIMI MAE may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") or (b) to be released from its obligations with respect to such Debt Securities under the applicable Indenture or, under certain circumstances, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an Event of Default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by CRIIMI MAE with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

  Such a trust may be established only if, among other things, CRIIMI MAE has delivered to the applicable Trustee an opinion of counsel (as specified in each Indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture.

  "Government Obligations" means securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

  Unless otherwise provided in the applicable Prospectus Supplement, if after CRIIMI MAE has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series, (a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or
(b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security shall be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the European Currency Unit ("ECU") both within the European Monetary System established by the Resolution of December 5, 1978 of the council of the European Economic Community, European Coal and Steel Community and the European Atomic Energy Community (collectively, the "European Communities") and for the settlement of transactions by public institutions of or within the European Communities or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

  The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications of the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

  The terms and conditions, if any, upon which the Debt Securities are convertible into Common Shares or Preferred Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Shares and/or Preferred Shares, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or CRIIMI MAE, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

  To protect CRIIMI MAE's status as a REIT, CRIIMI MAE may refuse to effect a conversion of the Debt Securities if, as a result of such conversion, any person would beneficially own, either directly or indirectly, more than 9.8% of CRIIMI MAE's outstanding capital stock. See "Description of Capital Stock-- Common Shares--Restrictions on Ownership and Transfer."

GLOBAL SECURITIES

  The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such series.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of CRIIMI MAE comprises 60 million Common Shares and 25 million Preferred Shares.

PREFERRED SHARES

  General. The following description of the Preferred Shares sets forth certain general terms and provisions of the Preferred Shares to which any Prospectus Supplement may relate. The statements below describing the Preferred Shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of CRIIMI MAE's Articles of Incorporation, as amended (the "Articles of Incorporation") and Bylaws and applicable articles supplementary relating to any offering of Preferred Shares ("Articles Supplementary"). If Preferred Shares are to be issued, a description of the terms of such Preferred Shares (as well as the form of Preferred Share certificate) will be filed by CRIIMI MAE as an exhibit to a current report on Form 8-K and incorporated by reference.

  Terms. Subject to the limitations prescribed by the Articles of Incorporation, the Board is authorized to fix the number of shares constituting each series of Preferred Shares and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board. The Preferred Shares will, when issued, be fully paid and nonassessable by CRIIMI MAE and will have no preemptive rights.

  Reference is made to the Prospectus Supplement relating to the Preferred Shares offered thereby for specific terms, including:

    (1) The title and stated value of such Preferred Shares;

    (2) The number of such Preferred Shares offered, the liquidation preference per share and the offering price of such Preferred Shares;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Shares;

    (4) The date from which dividends on such Preferred Shares shall accumulate, if applicable;

    (5) The procedures for any auction and remarketing, if any, for such Preferred Shares;

    (6) The provision for a sinking fund, if any, for such Preferred Shares;

    (7) The provision for redemption, if applicable, of such Preferred
  Shares;

    (8) Any listing of such Preferred Shares on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Shares will be convertible into Common Shares, including the conversion price (or manner of calculation thereof);

    (10) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Shares;

    (11) A discussion of federal income tax considerations applicable to such Preferred Shares;

    (12) The relative ranking and preferences of such Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CRIIMI MAE;

    (13) Any limitations on issuance of any series of Preferred Shares ranking senior to or on a parity with such series of Preferred Shares as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of CRIIMI MAE; and

    (14) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of CRIIMI MAE as a REIT.

  Rank. Unless otherwise specified in the Prospectus Supplement, the Preferred Shares will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of CRIIMI MAE, rank (i) senior to all classes or series of Common Shares and to all equity securities ranking junior to such Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE; (ii) on a parity with all equity securities issued by CRIIMI MAE the terms of which specifically provide that such equity securities rank on a parity with the Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE; and (iii) junior to all equity securities issued by CRIIMI MAE the terms of which specifically provide that such equity securities rank senior to the Preferred Shares with respect to dividend rights or rights upon liquidation, dissolution or winding up of CRIIMI MAE. The term "equity securities" does not include convertible debt securities.

  Dividends. Holders of the Preferred Shares of each series will be entitled to receive, when, as and if declared by the Board, out of assets of CRIIMI MAE legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the share transfer books of CRIIMI MAE on such record dates as shall be fixed by the Board.

  Dividends on any series of the Preferred Shares may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board fails to declare a dividend payable on a dividend payment date on any series of the Preferred Shares for which dividends are noncumulative, then the holders of such series of the Preferred Shares will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and CRIIMI MAE will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

  If Preferred Shares of any series are outstanding, full dividends will not be declared or paid or set apart for payment on the Preferred Shares of any other series ranking, as to dividends, on a parity with the Preferred Shares of such series, and no dividends will be declared or paid or set apart for payment on the Preferred Shares of any other series ranking, as to dividends, junior to the Preferred Shares of such series for any period unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Shares of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon Preferred Shares of any series and the shares of any other series of Preferred Shares ranking on a parity as to dividends with the Preferred Shares of such series, all dividends declared upon Preferred Shares of such series and any other series of Preferred Shares ranking on a parity as to dividends with such Preferred Shares shall be declared pro rata so that the amount of dividends declared per Preferred Share of such series and such other series of Preferred Shares shall in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Shares of such series (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend) and such other series of Preferred Shares bear to each other.

  Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Shares or other capital shares ranking junior to the Preferred Shares of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the Common Shares, or any other capital shares of CRIIMI MAE ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation, nor shall any Common Shares, or any other capital shares of CRIIMI MAE ranking junior to or on a parity with the Preferred Shares of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by CRIIMI MAE (except by conversion into or exchange for other capital shares of CRIIMI MAE ranking junior to the Preferred Shares of such series as to dividends and upon liquidation).

  Any dividend payment made on shares of a series of Preferred Shares shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

  Redemption. If so provided in the applicable Prospectus Supplement, the Preferred Shares will be subject to mandatory redemption or redemption at the option of CRIIMI MAE, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

  The Prospectus Supplement relating to a series of Preferred Shares that is subject to mandatory redemption will specify the number of such Preferred Shares that shall be redeemed by CRIIMI MAE in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which shall not, if such Preferred Shares do not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Shares of any series is payable only from the net proceeds of the issuance of capital shares of CRIIMI MAE, the terms of such Preferred Shares may provide that, if no such capital shares shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Shares shall automatically and mandatorily be converted into the applicable capital shares of CRIIMI MAE pursuant to conversion provisions specified in the applicable Prospectus Supplement.

  Notwithstanding the foregoing, unless (i) if such series of Preferred Shares has a cumulative dividend, full cumulative dividends on all shares of any series of Preferred Shares shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period and (ii) if such series of Preferred Shares does not have a cumulative dividend, full dividends on the Preferred Shares of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of Preferred Shares shall be redeemed (unless all outstanding Preferred Shares of such series are simultaneously redeemed) or directly or indirectly purchased or acquired (except by conversion into or exchange for capital shares of CRIIMI MAE ranking junior to the Preferred Shares of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Shares of such series to preserve the REIT status of CRIIMI MAE or pursuant to a purchase or exchange offer made on comparable terms to holders of all outstanding Preferred Shares of such series.

  If fewer than all of the outstanding Preferred Shares of any series are to be redeemed, the number of shares to be redeemed will be determined by the Board and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Board.

  Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Shares of any series to be redeemed at the address shown on the share transfer books of CRIIMI MAE. Each notice shall state: (i) the redemption date; (ii) the number of shares and series of the Preferred Shares to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Shares are to be surrendered for payment of the redemption price;
(v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the Preferred Shares of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of Preferred Shares to be redeemed from each such holder. If notice of redemption of any Preferred Shares has been given and if the funds necessary for such redemption have been set aside by CRIIMI MAE in trust for the benefit of the holders of any Preferred Shares so called for redemption, then from and after the redemption date dividends will cease to accrue on such Preferred Shares, such Preferred Shares shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. Any moneys so deposited which remain unclaimed by the holders of the Preferred Shares at the end of two years after the redemption date will be returned by such bank or trust company to CRIIMI MAE.

  Liquidation Preference. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of CRIIMI MAE, then, before any distribution or payment shall be made to the holders of any Common Shares or any other class or series of capital shares of CRIIMI MAE ranking junior to the Preferred Shares in the distribution of assets upon any liquidation, dissolution or winding up of CRIIMI MAE, the holders of each series of Preferred Shares shall be entitled to receive out of assets of CRIIMI MAE legally available for distribution to stockholders, liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Shares do not have a cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Shares will have no right or claim to any of the remaining assets of CRIIMI MAE. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of CRIIMI MAE are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Shares and the corresponding amounts payable on all shares of other classes or series of capital shares of CRIIMI MAE ranking on a parity with the Preferred Shares in the distribution of assets upon liquidation, dissolution or winding up, then the holders of the Preferred Shares and all other such classes or series of capital shares shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

  If liquidating distributions shall have been made in full to all holders of Preferred Shares, the remaining assets of CRIIMI MAE shall be distributed among the holders of any other classes or series of capital shares ranking junior to the Preferred Shares upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of CRIIMI MAE with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of CRIIMI MAE, shall not be deemed to constitute a liquidation, dissolution or winding up of CRIIMI MAE.

  Voting Rights. Holders of the Preferred Shares will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

  Unless provided otherwise for any series of Preferred Shares, so long as any Preferred Shares remain outstanding, CRIIMI MAE will not, without the affirmative vote or consent of the holders of at least a majority of the shares of each series of Preferred Shares outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize or create, or increase the authorized or issued amount of, any class or series of capital shares ranking prior to such series of Preferred Shares with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital shares of CRIIMI MAE into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of CRIIMI MAE's Articles of Incorporation or the Articles Supplementary for such series of Preferred Shares, whether by merger, consolidation or otherwise (each, an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Shares or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Shares remain outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, CRIIMI MAE may not be the surviving entity, the occurrence of any such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Shares, and provided further that (x) any increase in the amount of the authorized Common Shares or Preferred Shares or the authorization, creation or issuance of any other series of Preferred Shares or any other class or series of capital shares, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Shares or any other class or series of capital shares, in each case ranking on a parity with or junior to the Preferred Shares of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

  The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Shares shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

  Conversion Rights. The terms and conditions, if any, upon which any series of Preferred Shares are convertible into Common Shares will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of Common Shares into which the Preferred Shares are convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Shares or CRIIMI MAE, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Shares.

  Restrictions on Ownership and Transfer. As discussed below under "--Common Shares--Restrictions on Ownership and Transfer," for CRIIMI MAE to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital shares may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist CRIIMI MAE in meeting this requirement, CRIIMI MAE may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of CRIIMI MAE's outstanding capital stock, including any Preferred Shares of CRIIMI MAE. Therefore, the Articles Supplementary for each series of Preferred Shares may contain certain provisions restricting the ownership and transfer of the Preferred Shares. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of Preferred Shares.

COMMON SHARES

  The following description of the Common Shares is summarized from relevant portions of CRIIMI MAE's Articles of Incorporation and Bylaws, as amended. A more complete description of the Common Shares may be obtained by reference to such documents and to the documents incorporated by reference in this Prospectus. The following statements are qualified in their entirety by such reference.

  General. Stockholders are entitled to one vote for each Common Share held on all matters presented for a vote to stockholders. The Board serves in staggered three-year terms. Directors may be removed only for cause, upon the affirmative vote of holders of a majority of the Common Shares voting together as a single class. Except as otherwise provided in the Articles of Incorporation, in meetings where a quorum is present, a majority of the votes cast by stockholders is required to adopt a provision. Stockholders are entitled to receive all assets available for distribution to the stockholders, subject to any preferential rights of the holders of any Preferred Shares. The Common Shares, when issued, will be fully paid and nonassessable and will not be subject to redemption, except as provided in the Articles of Incorporation, nor will they have any preference, conversion, exchange, preemptive or cumulative voting rights.

  The transfer agent and register for the Common Shares is Registrar and Transfer Company.

  Restrictions on Ownership and Transfer. The Code provides that a corporation may not qualify as a REIT if more than 50% in value of the shares of the corporation are owned, directly or indirectly, by five or fewer individuals, which for this purpose includes pension funds and certain other tax-exempt entities. Provisions of the Articles of Incorporation, intended to prevent concentrated ownership of the capital stock of CRIIMI MAE that might jeopardize its qualification as a REIT, authorize the Board to refuse to effect a transfer of shares of capital stock of CRIIMI MAE to any person who as a result would own in excess of 9.8% of the outstanding shares of capital stock of CRIIMI MAE ("Excess Shares") and to redeem such Excess Shares.

                            DESCRIPTION OF WARRANTS

  CRIIMI MAE may issue Warrants for the purchase of Preferred Shares or Common Shares. Warrants may be issued independently or together with any Debt Securities, Preferred Shares or Common Shares, offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities, Preferred Shares or Common Shares. Each series of Warrants will be issued under a separate warrant agreement (a "Warrant Agreement") to be entered into between CRIIMI MAE and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the Prospectus Supplement relating to the particular issue of Warrants. The Warrant Agent will act solely as an agent of CRIIMI MAE in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. If Warrants are to be issued, a copy of the form of Warrant Agreement will be filed by CRIIMI MAE as an exhibit to a current report on Form 8-K and incorporated herein by reference. The following summary of certain provisions of the form of Warrant Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the applicable Warrant Agreement.

  General. If Warrants are offered, the related Prospectus Supplement will describe the Warrant Agreement and the terms of the Warrants, including the following: (i) the title of such Warrants; (ii) the aggregate number of such Warrants; (iii) the price or prices at which such Warrants will be issued;
(iv) the currencies in which the price or prices of such Warrants may be payable; (v) the designation, amount and terms of the Preferred Shares and/or Common Shares purchasable upon exercise of such Warrants; (vi) the designation and terms of the Debt Securities, Preferred Shares and/or Common Shares, if any, with which such Warrants are issued and the number of such Warrants issued with each such Security; (vii) if applicable, the date on and after which such Warrants and the Preferred Shares and/or Common Shares purchasable upon exercise of such Warrants will be separately transferable; (viii) the price or prices at which and the currency or currencies in which the Preferred Shares and/or Common Shares purchasable upon exercise of such Warrants may be purchased; (ix) the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire; (x) the minimum and maximum amount of such Warrants which may be exercised at any one time; (xi) information with respect to book-entry procedures, if any; (xii) a discussion of certain United States federal income tax considerations; and (xiii) any other material terms of such Warrants, including terms, procedures and limitations relating to exchange or exercise of such Warrants.

  Exercise. Prior to the exercise of any Warrants to purchase Preferred Shares and/or Common Shares, holders of such Warrants will not have any of the rights of holders of Preferred Shares or Common Shares, as the case may be, purchasable upon such exercise, including the right to receive payments of dividends, if any, on the Preferred Shares or Common Shares purchasable upon such exercise, or to exercise any applicable right to vote.

  Each Warrant will entitle the holder to purchase Preferred Shares and/or Common Shares at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrants. Warrants may be exercised at any time up to 5:00 P.M. New York time on the expiration date set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the expiration date (or such later date to which such expiration date may be extended by CRIIMI MAE), unexercised Warrants will become void.

  Restrictions on Ownership and Transfer. As discussed above under "--Common Shares--Restrictions on Ownership and Transfer," for CRIIMI MAE to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital shares may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year. To assist CRIIMI MAE in meeting this requirement, CRIIMI MAE may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of more than 9.8% of CRIIMI MAE's outstanding capital stock. An individual or entity that owns Warrants to acquire Common Shares and/or Preferred Shares will be deemed to own such Common Shares or Preferred Shares for purposes of meeting the ownership requirement. Therefore, the terms of any Warrant Agreement entered into in connection with the issuance of Warrants may contain certain provisions restricting the ownership and transfer of the Warrants. The applicable Prospectus Supplement will specify any additional ownership limitation relating to the Warrants.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

  The following summary of certain United States federal income tax considerations to CRIIMI MAE is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending upon the terms of the specific Securities acquired by such holder, as well as such holder's particular situation, and this discussion does not attempt to address any aspects of United States federal income taxation relating to holders of Securities. Certain United States federal income tax considerations relevant to holders of the Securities will be provided in the applicable Prospectus Supplement relating thereto.

  This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position, and does not consider U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis.

  EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

  CRIIMI MAE has qualified, and intends to continue to qualify, as a REIT under the Code. Qualification for treatment as a REIT requires CRIIMI MAE to meet certain criteria including certain requirements regarding the nature of its ownership, assets, income and distributions of taxable income. A REIT generally is not subject to federal income tax on that portion of its ordinary income or capital gains that is distributed currently to stockholders. CRIIMI MAE has distributed and intends to continue to distribute substantially all of its taxable income to stockholders and to meet distribution requirements to continue to qualify as a REIT. CRIIMI MAE will generally be subject to federal income tax at normal corporate rates on its undistributed income and to a 4% excise tax under the Code on the amount, if any, by which 85% of its REIT taxable income (including accrued but unpaid interest income) and 95% of any net capital gain exceed the amount actually distributed to its stockholders during the year (or declared as a dividend during October, November or December of a calendar year, if distributed during the following January as ordinary income dividends). Accrued income for the last month of each quarter is generally received within 30 days after the end of the quarter. CRIIMI MAE is not aware of any present circumstances that would cause it to fail to qualify as a REIT, nor does it anticipate any such circumstances in the reasonably foreseeable future. If the U.S. Internal Revenue Service ("IRS") successfully challenged the tax status of CRIIMI MAE as a REIT, CRIIMI MAE's earnings would become subject to federal income tax (including any applicable minimum tax) at corporate rates.

  To assist in maintaining CRIIMI MAE's qualification as a REIT under the Code, CRIIMI MAE's Articles of Incorporation provide that no person or persons acting as a group (defined to include partnerships, corporations, trusts and other entities), with the exception of C.R.I., Inc. or its affiliates, shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding shares of CRIIMI MAE's capital stock.

                             PLAN OF DISTRIBUTION

  CRIIMI MAE may sell Securities to or through one or more underwriters, and also may sell Securities directly to other purchasers or through agents. The distribution of the Securities may be effected from time to time in one or more transactions, at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If underwriters are used in the sale of Securities, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions. If the Securities are sold through one or more agents, as designated by CRIIMI MAE from time to time, any such agent will be acting on a best efforts basis for the period of its appointment.

  In connection with the sale of Securities, underwriters may receive compensation from CRIIMI MAE or from purchasers of Securities, for whom they may act as agents, in the form of discounts, concessions, or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters (which may be all or a portion of the discount to be received by such underwriter from CRIIMI MAE) and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions they receive from CRIIMI MAE, and any profit on the resale of Securities they realize may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from CRIIMI MAE will be described, in the Prospectus Supplement.

  Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Shares which are listed on the NYSE. Any Common Shares sold pursuant to a Prospectus Supplement are expected to be listed on such exchange, subject to official notice of issuance. CRIIMI MAE may elect to list any series of Debt Securities, Preferred Shares or Warrants on a securities exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for any Securities (other than Common Shares).

  Under agreements CRIIMI MAE may enter into, underwriters, dealers, and agents who participate in the distribution of Securities may be entitled to indemnification by CRIIMI MAE against certain liabilities, including liabilities under the Securities Act.

  Underwriters, dealers and agents may engage in transactions with, or perform services for, or be customers of, CRIIMI MAE in the ordinary course of business. In connection with any particular issue of Debt Securities, CRIIMI MAE may enter into hedging transactions with an underwriter, dealer or agent participating in such transaction or an affiliate thereof.

  If so indicated in the Prospectus Supplement, CRIIMI MAE will authorize underwriters or other persons acting as CRIIMI MAE's agents to solicit offers by certain institutions to purchase Securities from CRIIMI MAE pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by CRIIMI MAE. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

  Certain matters relating to the validity of the Securities will be passed upon for CRIIMI MAE by Swidler & Berlin, Chartered, Washington, D.C.

                                    EXPERTS

  The financial statements included in CRIIMI MAE's Annual Report on Form 10-K incorporated herein by reference, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and have been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

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NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR IN-CORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRE-SENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE ACCOMPANYING PRO-SPECTUS CONSTITUTES AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DO THEY CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SHARES OF COMMON STOCK OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT INFORMA-TION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

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                               TABLE OF CONTENTS


                                                                          PAGE
                                                                          ----
                            PROSPECTUS SUPPLEMENT
Summary..................................................................  S-3
Selected Consolidated Financial Data.....................................  S-6
Risk Factors.............................................................  S-8
CRIIMI MAE............................................................... S-14
The Portfolio............................................................ S-20
Use of Proceeds.......................................................... S-24
Price Range of Common Shares and Dividends............................... S-24
Capitalization........................................................... S-25
Management............................................................... S-26
Certain United States Federal Income Tax Considerations.................. S-29
Underwriting............................................................. S-39
Legal Matters............................................................ S-40
Experts.................................................................. S-40
                                  PROSPECTUS
Available Information....................................................    2
Incorporation of Certain Documents by Reference..........................    2
CRIIMI MAE...............................................................    4
Use of Proceeds..........................................................    4
Ratios of Earnings to Fixed Charges and Earnings to Combined Fixed
 Charges and Preferred Stock Dividends...................................    4
Description of Debt Securities...........................................    4
Description of Capital Stock.............................................   14
Description of Warrants..................................................   19
Certain United States Federal Income Tax Considerations..................   20
Plan of Distribution.....................................................   21
Legal Matters............................................................   22
Experts..................................................................   22


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                               2,500,000 Shares

                       [LOGO OF CRIIMI MAE APPEARS HERE]

                                 Common Stock


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                             PROSPECTUS SUPPLEMENT
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                      PRUDENTIAL SECURITIES INCORPORATED

                    FRIEDMAN, BILLINGS, RAMSEY & CO., INC.



                                 March  , 1998

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